


ANNUAL REPORT 2011

**Matthews**
INTERNATIONAL

A Tradition of Quality Since 1850



**Matthews International Corporation** is comprised of two business groups, **Memorialization** and **Brand Solutions**. Through internal growth and strategic acquisitions, the Company has expanded its presence around the world, employing approximately 5,300 people worldwide.

### CORPORATE OFFICE


Two NorthShore Center
Pittsburgh, Pennsylvania 15212-5851
Phone: (412) 442-8200 • Fax: (412) 442-8290
E-mail: investorrelations@matw.com
Company website: www.matw.com


### ANNUAL MEETING

Thursday, February 16, 2012 ~ 6:00 p.m.
Sheraton Station Square Hotel
300 West Station Square Drive
Pittsburgh, Pennsylvania 15219

### FORM 10-K

A copy of the Matthews International Corporation Annual Report to the Securities and Exchange Commission on Form 10-K is also available to shareholders on the Company's website.

### TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSEMENT AGENT

Questions regarding stock certificates, replacement of lost certificates, address changes, account consolidation, and lost or misplaced dividends should be addressed to:

Computershare Trust Company, N.A.
P.O. Box 43036
Providence, RI 02940-3036
Phone: (888) 294-8217
Internet: www.computershare.com

### INQUIRIES

Matthews International Corporation welcomes and encourages questions and comments from its shareholders, potential investors, financial professionals, institutional investors and security analysts. Interested parties should contact Steven F. Nicola, Chief Financial Officer, Secretary and Treasurer, through the Company's website or by mail or telephone at the Company's Corporate Office.

## Company Profile

Matthews International Corporation, headquartered in Pittsburgh, Pennsylvania, is a designer, manufacturer and marketer principally of memorialization products and brand solutions. Memorialization products consist primarily of bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries. Brand solutions include graphics imaging products and services, marking products, and merchandising solutions. The Company's products and services include cast bronze and granite memorials and other memorialization products; caskets; cast and etched architectural products; cremation equipment and cremation-related products; mausoleums; brand management, printing plates and cylinders, pre-press services and imaging services for the primary packaging and corrugated industries; marking and coding equipment and consumables, and industrial automation products for identifying, tracking and conveying various consumer and industrial products, components and packaging containers; and merchandising display systems and marketing and design services.

*Detailed financial information relating to business segments and to domestic and international operations is presented in Note 16 (Segment Information) to the Consolidated Financial Statements.*

## Financial Highlights

| *Dollar amounts in thousands, except share data* | **2011** | 2010 | 2009 |
|---|---|---|---|
| **Operating Results** | | | |
| Sales | **$898,821** | $821,829 | $780,908 |
| Operating profit | **118,516** | 116,581 | 101,011 |
| Income before income taxes | **112,016** | 110,413 | 90,994 |
| Net income attributable to Matthews shareholders | **72,372** | 69,057 | 57,732 |
| **Per Common Share** | | | |
| Diluted earnings per share | **$2.46** | $2.31 | $1.90 |
| Dividends | **.330** | .290 | .265 |
| **Financial Position** | | | |
| Total assets | **$1,097,455** | $993,825 | $949,653 |
| Long-term debt, noncurrent | **299,170** | 225,256 | 237,530 |
| Shareholders' equity | **468,093** | 493,728 | 438,894 |

We are in a challenging and complex global business environment. As we prepare this report, the U.S. and world economies continue to struggle with low GDP growth, high unemployment rates and a fragile financial climate, particularly in Europe. I am pleased to report that, despite these difficult conditions, Matthews continues to remain fundamentally solid.

Our growth in fiscal 2011 was highlighted by the following key accomplishments:

- The Company reported consolidated sales of $899 million for fiscal 2011, a new record for Matthews.
- We returned $54.2 million to shareholders in fiscal 2011 in the form of cash dividends and share repurchases, representing approximately $1.88 per share.
- The Company's return on shareholders' equity increased to 15.0% in fiscal 2011, compared to 14.8% in fiscal 2010.
- Total consolidated assets grew to over $1 billion for the first time in the Company's history.
- The Company reported earnings per share of $2.46 – the second highest year in the Company's 161-year history.

As employees and shareholders, we should be proud of these accomplishments in these difficult times. As our Company moves forward, we will strive to ensure that each of our businesses is structured to successfully address future challenges and capitalize on our opportunities.

**Memorialization**

For the Memorialization group, the demographics of the United States population have a significant impact on our businesses. While total deaths have not varied significantly over the past few years, the number is expected to be relatively consistent to slightly higher in the next several years and projected to increase significantly longer term, particularly as the baby-boomer population ages. Additionally, the increasing rate of cremations will have an effect on the number of casketed and in-ground burials. These demographics will influence revenue growth opportunities for our bronze and casket businesses and, importantly, continue to provide a stable base of business that generates a significant level of cash flow for our Company. Further, as we increase our cremation product offerings and promote memorialization within the cremation market, we expect to improve our channels for growth.

Commodity prices continue to present a significant challenge to our memorialization businesses. In particular, copper prices (the main element of bronze) have tripled from their lows in fiscal 2009 to their highs in fiscal 2011. In a competitive pricing environment, especially during this recession, we absorbed a significant portion of the bronze cost increases. In addition, steel and fuel cost increases have impacted operating results for our casket business. Despite this volatility, the Company continued to generate consolidated earnings growth over the past two fiscal years. As these commodity costs stabilize longer-term, we are very confident in the fundamental operations of these businesses and their opportunities for growth.

Our Remembrance Program™ has been a success. We initiated this program in 2010 and, to date, have enrolled over 1,000 funeral homes and cemeteries as members. The program emphasizes the personal importance of memorialization in the grieving process for families. It focuses on educating consumers and provides training and merchandising tools to help funeral service providers meet consumer needs.

Market interest in cremation gardens continues to increase. With our current memorial product offerings (particularly following our recent entrance into the granite market), we are well positioned to participate in this market with a diversified product portfolio. This presents another growth opportunity on a short-term and long-term basis.

Our casket business is developing a "hub and spoke" system to improve its distribution model. This initiative will result in better service to our customers and improve the cost effectiveness and asset utilization of our casket distribution infrastructure. This initiative should provide progressive improvement opportunities for the next several years.

**Brand Solutions**

The effects of the recession continue to linger domestically and overseas. Despite these market conditions, total sales and operating profit for our Brand Solutions businesses increased 12.5% and 14.6%, respectively, in fiscal 2011. We are very pleased with this performance. As we move into fiscal 2012, market conditions remain uncertain and each of our Brand

We remain committed to serving our three principal constituencies: shareholders, customers and employees. This commitment has been the foundation of Matthews' success for over 160 years.



Solutions businesses continues to experience volatility in order rates. However, as evidenced by fiscal 2011, the general trend is favorable and has been improving.

We continue to see opportunities for further investments in these businesses, generally through acquisitions, to support this growth trend and we are expanding geographically into new markets. In fiscal 2011, we acquired a graphics operation in Izmir, Turkey. Additionally, we have further expanded our operations in Southeast Asia and recently initiated a small presence in South America.

Coordinated marketing efforts between the Graphics Imaging and Merchandising Solutions segments were an important contributor to the sales growth of the Brand Solutions group in fiscal 2011. The cross-selling of these products and services created sales opportunities for both of these businesses with several new and existing brand owner customers. In addition, our recent success has created an opportunity for expansion of the Merchandising Solutions segment into the European market.

We are monitoring the recent situation with the financial markets in Europe. We have established a strong European presence, particularly in the development of our Graphics Imaging business. Europe has been a relatively stable market for our Company during the global recession and we will remain watchful as the current situation evolves. Additionally, the outcome of these events on the value of the Euro could have a significant impact on the U.S. dollar reported results for these operations.

**Our Long-Term Commitment**

As we strive to meet our objectives for the near-term, it is important that we maintain focus on the long-term growth of Matthews. We are confident in the opportunities to meet our goals and continue the Matthews' tradition of growth. We have a strong balance sheet and our core businesses provide a stable base of operating cash flow which will serve as the platform for future investments.

We see opportunities for investment in each of our businesses. These opportunities include:

- Investments in operations, equipment and infrastructure to improve operational process flows and productivity in our manufacturing, selling and administrative functions.
- Investments in product development to introduce new products or improve the existing product offerings to our customers.
- Acquisitions to expand the geographic reach of our businesses, extend our product offerings, or better leverage the scale of our operations.

The market for acquisitions remains relatively consistent for each of our segments. It is important to emphasize that we do not engage in acquisitions for the purpose of attaining desired mathematical growth objectives. The acquisition candidate must be the right investment opportunity to achieve our business purposes and must provide the appropriate returns on the Company's capital. While several of our recent acquisitions were necessary to preserve the performance of our existing business, our acquisition program has been relatively successful by following these fundamental principles.

We remain committed to serving our three principal constituencies: shareholders, customers and employees. This commitment has been the foundation of Matthews' success for over 160 years, and we continue to believe that it is the foundation for the future.

I am greatly encouraged by the performance of our Company in these challenging times and look forward to a successful fiscal 2012.

Joseph C. Bartolacci
*President and Chief Executive Officer*

- In fiscal 2011, the Company achieved sales of $899 million, the highest in the Company's history.

- During fiscal 2011, the Company returned $54 million (approximately $1.88 per share) to shareholders in the form of cash dividends and share repurchases.

- Total consolidated assets grew to over $1 billion for the first time in the Company's history.

- In October 2011, the Company declared a cash dividend of $.09 per share for the quarter ended September 30, 2011, representing an increase of 12.5%. This was Matthews' seventeenth dividend increase since our initial public offering in 1994.

- The Company's return on shareholders' equity increased to 15.0% in fiscal 2011 from 14.8% in fiscal 2010.

**Percentage of the Company's Fiscal 2011 Consolidated Sales**


Bronze 25.0%
Graphics Imaging 29.9%
56.5%
Memorialization
43.5%
Brand Solutions
Cremation 4.9%
Marking Products 6.9%
Casket 26.6%
Merchandising Solutions 6.7%







# Memorialization

The three segments of the **Memorialization Group** of Matthews International are:

- BRONZE
- CASKET
- CREMATION

These segments' products include cast bronze and granite memorials and other memorialization products; caskets; cast and etched architectural products; cremation equipment and cremation-related products; and mausoleums.



# BRONZE


B
MARY MATTHEWS
JAN. 27, 1951 - AUG. 6, 2006
ALWAYS IN OUR HEARTS

The **Bronze** segment manufactures and markets products in North America, Europe and Australia used in the cemetery, funeral home and architectural industries. The segment's principal products include cast bronze and granite memorials and other memorialization products used mainly in cemeteries.


personal tributes
lasting memories
classic collection
A


C

Memorial products include flush bronze and granite memorials, upright granite memorials and monuments, cremation memorialization products, flower vases, crypt plates and letters, cameo portraits, cremation urns, niche units, cemetery features and statues, community and family mausoleums, and granite benches. In addition, the segment manufactures and markets cast bronze and aluminum architectural products used to identify or commemorate people, places, events and accomplishments. ▪


D
Freedom
IN HONOR OF
OUR FELLOW MARINES
AND CORPSMEN
FROM GOLF COMPANY

(A) Matthews Memories in Bronze™ Merchandising System helps to simplify the selection process for consumers and facilitate sales of highly personalized memorials.

(B) Flush Bronze Memorial – The patented Lasting Memories® memorials provide the ultimate in personalization, transforming personal family photographs into a handcrafted, pictorial biography.

(C) Columbarium – This columbarium, designed and produced by Matthews Granite, becomes a focal point for cremation memorialization and reflection in a cemetery.

(D) USMC Dedication – An eight-foot high monument honoring fallen Marines from Golf Company in Vietnam, includes real photographs of Marines in action as well as insignia, medallions and all names of those corpsmen who gave their lives for their country.

(E) Matthews Gibraltar Mausoleum finished this mausoleum in Memorial Oaks Cemetery in Houston, Texas. Memorial Oaks is operated by an affiliate of Service Corporation International. This Texas-themed mausoleum includes two bronze crypt-front features that depict iconic and historic Texas images.


E


PERSONALIZED EXTERIORS
PERSONALIZED INTERIORS
A

The **Casket** segment is a leading manufacturer and distributor of caskets and other funeral home products in North America, producing a wide variety of wood, metal and cremation caskets. It is also a leader in providing assortment planning and merchandising and display products for funeral service businesses. These products assist funeral service professionals in providing value and satisfaction to their client families. ■


RemembranceProcess.com


B

A 21st Century Resource For You And Your Families

(A) Merchandising Showroom – Matthews' proprietary funeral home merchandising showrooms provide a peaceful environment for arranging families to select a Matthews casket and other funeral products.

(B) The Remembrance Process,[SM] a powerful marketing program that promotes the value of memorialization to consumers, has experienced rapid growth in funeral home membership since its introduction one year ago.

(C) The Wingate – The new Wingate casket series offers a wide range of personalization options.

(D) The Waldorf – Crafted of solid mahogany, the newly-introduced Waldorf casket features a hand-polished finish accented with exotic hardwood inlays complemented by a plush almond velvet interior.


D

C

CASKET





## CREMATION

The **Cremation** segment is the leading designer and manufacturer of cremation equipment and cremation-related products in North America. Cremation equipment and other cremation products and services are sold primarily to funeral homes, cemeteries, crematories, animal disposers and veterinarians within North America, Europe, Australia and Asia.


Niche
Matthews
C


B


D

**(A) M-pyre™ 2.0 System** – Our PC based program allows crematory owners (via the internet) the ability to remote preheat, monitor activity, view performance reports, track maintenance and communicate directly with the Matthews service department.

**(B) FCC Cremator** – The Joule cremation system is a proven technology, developed in the high cremation environment of the United Kingdom and further refined as it was introduced to the world wide cremation market.

**(C) Memorial Merchandising** – Memorial merchandising for cremation continues to evolve as we design funeral retail displays that help communicate the variety of ways to memorialize a loved one.

**(D) Filtration/Abatement System** – Our flue gas treatment systems guarantee thermal destruction of organic substances. Our proven technology gives quiet, efficient abatement of entrained mercury, HCl and dioxins. Our filtration systems can easily be retrofitted to existing cremators to meet the highest environmental standards in the world.


All-Clad





# Brand Solutions

The three segments of the **Brand Solutions Group** of Matthews International are:

- GRAPHICS IMAGING
- MARKING PRODUCTS
- MERCHANDISING SOLUTIONS

These segments' products and services include brand management, printing plates and cylinders, pre-press services and imaging services for the primary packaging and corrugated industries; marking and coding equipment and consumables, and industrial automation products for identifying, tracking and conveying various consumer and industrial products, components and packaging containers; and merchandising display systems and marketing and design services.



# GRAPHICS IMAGING

The **Graphics Imaging** segment provides brand management, pre-press services, printing plates and cylinders, embossing tools and creative design services to the primary packaging and corrugated industries. The segment's principal products and services include brand management, pre-press graphics services, printing plates, gravure cylinders, print process assistance, print production management, digital asset management, content management and package design. These products and services are used by consumer products companies and packaging manufacturers to develop and print packaging graphics that identify and help sell the product in the marketplace. ■


All-Clad
A


B

**(A) All-Clad** – All-Clad, a leading premium cookware brand, partnered with Matthews to execute a new package design for their core product line.

**(B) Saueressig Cylinder Production Line** – Matthews' subsidiary, Saueressig, holds a leading market position in Europe through its commitment to state-of-the-art technology and production facilities. Recent capital investments in fully automated flow production have increased production capacity to over 100,000 printing and embossing forms annually.

**(C) Color Management** – For customers such as Bewital GmbH & Co. KG, Matthews color management provides control over the conversion of production proofs to the final printed product. The individual printing conditions of each printer can be incorporated into the pre-press production process, ensuring the brand owner an exact reproduction of the original design onto the final packaged product.

**(D) Engineering Solutions** – Matthews' commitment to product innovation provides for the development of suitable custom fit equipment, such as this smoothing calender, to match the client's exacting needs and requirements. The use of the custom calender guarantees the highest production dynamics, integrated time saving and flexibility.


C
Leonardo
15 kg


D



A
373
Carton Number:
4267
Location
F010503
CONFIRM


The **Marking Products** segment designs, manufactures and distributes a wide range of marking and coding products and related consumables, as well as industrial automation products. The Company's products are used by manufacturers and suppliers to identify, track and convey their products and packaging. Marking technologies include contact and ink-jet printing using a wide range of specialty inks, as well as indenting and etching processes. Marking solutions can be a stand-alone operation or integrated directly into the manufacturing process at high speeds with extreme accuracy. ■



B




C
Matthews




D
ProPoint
ProPoint P31




**(A) Pick-to-Light Systems** – Light-directed order fulfillment systems use light indicator modules mounted to shelving or other storage locations that indicate when a product is needed from a particular location.

**(B) Printheads** – Rugged and versatile, Matthews' printheads are used in a wide range of industrial marking and packaging coding applications.

**(C) Controllers** – Matthews offers a variety of different printers to suit most applications, including small character continuous ink-jet, large character drop-on-demand ink-jet, and high-resolution ink-jet. Intuitive menus, hot buttons, and large color touch screen interfaces enhance ease of use, an important differentiator for Matthews.

**(D) Contact and Indenting** – Marking Products offers rugged and reliable contact printing and indent marking systems for applications that require high-resolution graphics, permanent marking, or consistent, repetitive printing. These technologies, including dot-peen stylus marking, hot print branding, and thermal transfer printing, have a proven track record of performance.



E


**(E) Laser Coding** – Matthews Marking Products offers a selection of $CO_2$ and fiber lasers for many different packaging and industrial applications.



# MERCHANDISING SOLUTIONS

The **Merchandising Solutions** segment is an industry leader in providing value-added merchandising and printing solutions for brand owners and retailers. The segment designs, manufactures and installs merchandising and display systems, and provides total turnkey project management services. The segment also provides creative merchandising and marketing solutions services. ■


The lightest Jordan to ever take flight.

A

**(A) Jordan Fly Wade Footwear Display** – Matthews partnered with Jordan Brand to reach new heights in product merchandising by designing and developing retail displays with actual floating Jordan Fly Wade footwear. Using innovative laser and electromagnetic technology, the lightest Jordan shoe to ever take flight delighted consumers by hovering above in-store displays with no strings or supports attached.

**(B) M-Press Tiger** – Matthews recently expanded its digital print capabilities with the installation of the M-Press Tiger Press. The M-Press provides the highest print quality as well as the fastest digital production output in the world today. This enhanced capability enables Matthews' customers to communicate their products with an improved value proposition such as reduced time to market, localized promotional events, targeted shopper marketing, and variable data printing.



B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011
Commission File Number 0-09115

# MATTHEWS INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **COMMONWEALTH OF PENNSYLVANIA**<br>(State or other jurisdiction of incorporation or organization) | **25-0644320**<br>(I.R.S. Employer Identification No.) |
| **TWO NORTHSHORE CENTER, PITTSBURGH, PA**<br>(Address of principal executive offices) | **15212-5851**<br>(Zip Code) |
| **Registrant's telephone number, including area code** | **(412) 442-8200** |

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Class A Common Stock, $1.00 par value | NASDAQ Global Select Market System |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405a of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Class A Common Stock outstanding and held by non-affiliates of the registrant, based upon the closing sale price of the Class A Common Stock on the NASDAQ Global Select Market System on March 31, 2011, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.1 billion.

As of October 31, 2011, shares of common stock outstanding were: Class A Common Stock 28,439,802 shares

**Documents incorporated by reference:** Specified portions of the Proxy Statement for the 2012 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

**The index to exhibits is on pages 75–76.**



# PART I

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

Any forward-looking statements contained in this Annual Report on Form 10-K (specifically those contained in Item 1, "Business", Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations") are included in this report pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results of Matthews International Corporation ("Matthews" or the "Company") in future periods to be materially different from management's expectations. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements principally include changes in domestic or international economic conditions, changes in foreign currency exchange rates, changes in the cost of materials used in the manufacture of the Company's products, changes in death rates, changes in product demand or pricing as a result of consolidation in the industries in which the Company operates, changes in product demand or pricing as a result of domestic or international competitive pressures, unknown risks in connection with the Company's acquisitions and technological factors beyond the Company's control. In addition, although the Company does not have any customers that would be considered individually significant to consolidated sales, changes in the distribution of the Company's products or the potential loss of one or more of the Company's larger customers are also considered risk factors.

## ITEM 1. BUSINESS.

Matthews, founded in 1850 and incorporated in Pennsylvania in 1902, is a designer, manufacturer and marketer principally of memorialization products and brand solutions. Memorialization products consist primarily of bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries. Brand solutions include graphics imaging products and services, marking products, and merchandising solutions. The Company's products and operations are comprised of six business segments: Bronze, Casket, Cremation, Graphics Imaging, Marking Products and Merchandising Solutions. The Bronze segment is a leading manufacturer of cast bronze and granite memorials and other memorialization products, cast and etched architectural products and is a leading builder of mausoleums in the United States. The Casket segment is a leading casket manufacturer and distributor in North America and produces a wide variety of wood and metal caskets. The Cremation segment is a leading designer and manufacturer of cremation equipment in North America and Europe. The Graphics Imaging segment manufactures and provides brand solutions, printing plates, gravure cylinders, pre-press services and imaging services for the primary packaging and corrugated industries. The Marking Products segment designs, manufactures and distributes a wide range of marking and coding equipment and consumables, industrial automation products and order fulfillment systems that are used for identifying, tracking and conveying various consumer and industrial products, components and packaging containers. The Merchandising Solutions segment designs and manufactures merchandising displays and systems and provides creative merchandising and marketing solutions services.

At October 31, 2011, the Company and its majority-owned subsidiaries had approximately 5,300 employees. The Company's principal executive offices are located at Two NorthShore Center, Pittsburgh, Pennsylvania 15212, its telephone number is (412) 442-8200 and its internet website is www.matw.com. The Company files all required reports with the Securities and Exchange Commission ("SEC") in accordance with the Exchange Act. These reports are available free of charge on the Company's website as soon as practicable after being filed or furnished to the SEC. The reports filed with the SEC are also available to read and copy at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by contacting the SEC at 1-800-732-0330. All reports filed with the SEC can be found on its website at www.sec.gov.

The following table sets forth reported sales and operating profit for the Company's business segments for the past three fiscal years. Detailed financial information relating to business segments and to domestic and international operations is presented in Note 16 ("Segment Information") to the Consolidated Financial Statements included in Part II of this Annual Report on Form 10-K.

| | Years Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in Thousands) | | | | | |
| **Sales to unaffiliated customers:** | | | | | | |
| Memorialization: | | | | | | |
| Bronze | $224,773 | 25.0% | $224,247 | 27.3% | $215,934 | 27.7% |
| Casket | 238,753 | 26.6 | 210,279 | 25.6 | 203,247 | 26.0 |
| Cremation | 43,816 | 4.9 | 39,356 | 4.8 | 30,909 | 4.0 |
| | 507,342 | 56.5 | 473,882 | 57.7 | 450,090 | 57.7 |
| Brand Solutions: | | | | | | |
| Graphics Imaging | 268,975 | 29.9 | 239,957 | 29.2 | 234,966 | 30.1 |
| Marking Products | 61,938 | 6.9 | 51,069 | 6.2 | 42,355 | 5.4 |
| Merchandising Solutions | 60,566 | 6.7 | 56,921 | 6.9 | 53,497 | 6.8 |
| | 391,479 | 43.5 | 347,947 | 42.3 | 330,818 | 42.3 |
| Total | $898,821 | 100.0% | $821,829 | 100.0% | $780,908 | 100.0% |
| **Operating profit:** | | | | | | |
| Memorialization: | | | | | | |
| Bronze | $ 52,474 | 44.3% | $ 56,167 | 48.2% | $ 57,598 | 57.0% |
| Casket | 26,785 | 22.6 | 26,242 | 22.5 | 17,716 | 17.5 |
| Cremation | 5,733 | 4.8 | 4,910 | 4.2 | 5,036 | 5.0 |
| | 84,992 | 71.7 | 87,319 | 74.9 | 80,350 | 79.5 |
| Brand Solutions: | | | | | | |
| Graphics Imaging | 22,427 | 18.9 | 21,077 | 18.1 | 19,217 | 19.0 |
| Marking Products | 7,819 | 6.6 | 5,817 | 5.0 | 1,500 | 1.5 |
| Merchandising Solutions | 3,278 | 2.8 | 2,368 | 2.0 | (56) | — |
| | 33,524 | 28.3 | 29,262 | 25.1 | 20,661 | 20.5 |
| Total | $118,516 | 100.0% | $116,581 | 100.0% | $101,011 | 100.0% |

In fiscal 2011, approximately 62% of the Company's sales were made from the United States, and 33%, 2%, 2% and 1% were made from Europe, Australia, Asia and Canada, respectively. For further information on Segments, see Note 16 ("Segment Information") in Item 8 "Financial Statements and Supplementary Data" on page 62 of this report. Bronze segment products are sold throughout the world with the segment's principal operations located in the United States, Europe, Canada, and Australia. Casket segment products are primarily sold in North America. Cremation segment products and services are sold primarily in North America, Europe, Asia, and Australia. Products and services of the Graphics Imaging segment are sold primarily in Europe, the United States and Asia. The Marking Products segment sells equipment and consumables directly to industrial consumers and distributors in the United States and internationally through the Company's subsidiaries in Canada, Sweden and China, and through other foreign distributors. Matthews owns a minority interest in Marking Products distributors in Asia, Australia and Europe. Merchandising Solutions segment products and services are sold principally in the United States.

## MEMORIALIZATION PRODUCTS AND MARKETS:

### Bronze:

The Bronze segment manufactures and markets a full line of memorialization products used primarily in cemeteries. The segment's products, which are sold principally in the United States, Europe, Canada and Australia, include cast bronze memorials, granite memorials and other memorialization products. The segment also manufactures and markets architectural products that are produced from bronze, aluminum and other metals, which are used to identify or commemorate people, places, events and accomplishments.

Memorial products, which comprise the majority of the Bronze segment's sales, include flush bronze and granite memorials, upright granite memorials and monuments, cremation memorialization products, granite benches, flower vases, crypt plates and letters, cremation urns, niche units, cemetery features and statues, along with other related products and services. Flush memorials are bronze plaques or granite memorials which contain personal information about a deceased individual (such as name, birth date, and death date), photos and emblems. Flush bronze and granite memorials are even or "flush" with the ground and therefore are preferred by many cemeteries for easier mowing and general maintenance. The segment's memorial products also include community and family mausoleums. Matthews is a leading builder of mausoleums within North America. In addition, the segment's other memorial products include bronze plaques, letters, emblems, vases, lights and photoceramics that can be affixed to granite monuments, mausoleums, crypts and flush memorials. Principal customers for memorial products are cemeteries and memorial parks, which in turn sell the Company's products to the consumer.

Customers of the Bronze segment can also purchase memorials and vases on a "pre-need" basis. The "pre-need" concept permits families to arrange for these purchases in advance of their actual need. Upon request, the Company will manufacture the memorial to the customer's specifications (e.g., name and birth date) and place it in storage for future delivery. All memorials in storage have been paid in full with title conveyed to each pre-need purchaser.

The Bronze segment manufactures a full line of memorial products for cremation, including urns in a variety of sizes, styles and shapes as well as standard and custom designed granite cremation pedestals and benches. The segment also manufactures bronze and granite niche units, which are comprised of numerous compartments used to display cremation urns in mausoleums and churches. In addition, the Company also markets turnkey cremation gardens, which include the design and all related products for a cremation memorial garden. As part of the Memorialization group, the segment works with the Casket and Cremation segments to provide a total solution to customers that own and operate businesses in both the cemetery and funeral home markets.

Architectural products include cast bronze and aluminum plaques, etchings and letters that are used to recognize, commemorate and identify people, places, events and accomplishments. The Company's plaques are frequently used to identify the name of a building or the names of companies or individuals located within a building. Such products are also used to commemorate events or accomplishments, such as military service or financial donations. The principal markets for the segment's architectural products are corporations, fraternal organizations, contractors, churches, hospitals, schools and government agencies. These products are sold to and distributed through a network of independent dealers including sign suppliers, awards and recognition companies, and trophy dealers.

Raw materials used by the Bronze segment consist principally of bronze and aluminum ingot, granite, sheet metal, coating materials, photopolymers and construction materials and are generally available in adequate supply. Ingot is obtained from various North American, European and Australian smelters.

Competition from other cemetery product manufacturers is on the basis of reputation, product quality, delivery, price, and design availability. The Company believes that its superior quality, broad product lines, innovative designs, delivery capability, customer responsiveness, experienced personnel and consumer-oriented merchandising systems are competitive advantages in its markets. Competition in the mausoleum construction industry includes various construction companies throughout North America and is on the basis of design, quality and price. Competitors in the architectural market are numerous and include companies that manufacture cast and painted signs, plastic materials, sand-blasted wood and other fabricated products.

## Casket:

The Casket segment is a leading manufacturer and distributor of caskets and other funeral home products in North America. The segment produces and markets metal and wood caskets. The Casket segment also manufactures and distributes cremation caskets. Caskets can be customized with many different options such as color, interior design, handles and trim in order to accommodate specific religious, ethnic or other personal preferences. The segment also markets other funeral home products such as urns, jewelry, stationery and other funeral home products and supplies. The segment offers individually personalized caskets and urns through the Company-owned distribution network.

Metal caskets are made from various gauges of cold-rolled steel, stainless steel, copper and bronze. Metal caskets are generally categorized by whether the casket is non-gasketed or gasketed, and by material (i.e., bronze, copper, or steel) and in the case of steel, by the gauge (thickness) of the metal. Cremation caskets are made primarily from wood or cardboard covered with cloth or veneer. These caskets appeal primarily to cremation consumers, the environmentally concerned, and value buyers.

The segment's wood caskets are manufactured from nine different species of wood, as well as from veneer. The species of wood used are poplar, pine, ash, oak, pecan, maple, cherry, walnut and mahogany. The Casket segment is a leading manufacturer of all-wood constructed caskets, which are manufactured using pegged and dowelled construction, and include no metal parts. All-wood constructed caskets are preferred by certain religious groups.

The segment also produces casket components. Casket components include stamped metal parts, metal locking mechanisms for gasketed metal caskets, adjustable beds, interior panels and plastic ornamental hardware for the exterior of the casket. Metal casket parts are produced by stamping cold-rolled steel, stainless steel, copper and bronze sheets into casket body parts. Locking mechanisms and adjustable beds are produced by stamping and assembling a variety of steel parts. Certain ornamental hardware styles are produced from injection molded plastic. The segment purchases from sawmills and lumber distributors various species of uncured wood, which it dries and cures. The cured wood is processed into casket components.

The segment provides product and service assortment planning and merchandising and display products to funeral service businesses. These products assist funeral service professionals in providing information, value and satisfaction to their client families.

The primary materials required for casket manufacturing are cold-rolled steel and lumber. The segment also purchases copper, bronze, stainless steel, corrugated materials, cloth, ornamental hardware and coating materials. Purchase orders or supply agreements are typically negotiated with large, integrated steel producers that have demonstrated timely delivery, high quality material and competitive prices. Lumber is purchased from a number of sawmills and lumber distributors. The Company purchases most of its lumber from sawmills within 150 miles of its wood casket manufacturing facility in York, Pennsylvania.

The segment markets its casket products in the United States through a combination of Company-owned and independent casket distribution facilities. The Company operates approximately 60 distribution centers in the United States. Over 70% of the segment's casket products are currently sold through Company-owned distribution centers. As part of the Memorialization group, the segment works with the Bronze and Cremation segments to provide a total solution to customers that own and operate businesses in both the cemetery and funeral home markets.

The casket business is highly competitive. The segment competes with other manufacturers on the basis of product quality, price, service, design availability and breadth of product line. The segment provides a line of casket products that it believes is as comprehensive as any of its major competitors. There are a large number of casket industry participants operating in North America, and the industry has recently seen a few new foreign casket manufacturers, primarily from China, enter the North American market. The Casket segment and its two largest competitors account for a substantial portion of the finished caskets produced and sold in North America.

## Cremation:

The Cremation segment provides six distinct, complementary, groups of products and services:

- Cremation Equipment
- Service and Supplies
- Environmental Systems
- Crematory Management/Operations
- Cremation Columbarium and Niche Units
- Cremation Urns and Memorial Products

Servicing both the human and pet markets, the segment's primary market areas are North America and Europe. The segment also sells into Latin America and the Caribbean, Australia and Asia.

Cremation equipment includes both traditional flame-based and water-based bio-cremation systems for cremation of humans and pets, as well as equipment for processing the cremated remains and other related equipment such as handling equipment (ventilated work stations, tables, cooler racks, vacuums). The principal markets for these products are funeral homes, cemeteries, crematories, pet crematories, animal disposers and veterinarians. These products are marketed mostly direct by segment personnel.

Crematory service and supplies consist of preventative maintenance and "at need" service work performed on various makes and models of cremation equipment. This work can be as simple as replacing defective bulbs or as complex as complete reconstruction and upgrading or retro-fitting on site. The principal markets for these services are the owners and operators of cremation equipment. Cremation supplies are consumable items associated with the cremation operations. Supplies could include operator safety equipment, identification discs, combustible roller tubes, as well as products such as plastic temporary cremation containers, pans and brushes used in the process.

Environmental systems include emissions filtration units, waste heat recovery equipment, waste gas treatment products, as well as waste reduction equipment and bio-mass incinerators. The principal markets are the cremation industry, waste to energy and other industries which utilize incinerators for waste reduction and energy production.

Crematory management/operations represents the actual operation and management of client-owned crematories.

Cremation columbarium and niche units are produced by the segment for the placement/display of urns and other containers of cremated remains. The principal markets targeted by the segment include church and university markets, affinity groups and other emerging memorialization markets.

Cremation urns and memorialization products include urns which support various forms of memorialization (burial, niche, scattering, and home décor). Merchandise includes any other family-related products such as cremation jewelry, mementos, remembrance products and other assorted at-need merchandise.

Raw materials used by the Cremation segment consist principally of structural steel, sheet metal, electrical components, combustion devices and refractory materials. These are generally available in adequate supply from numerous suppliers.

The Company competes with several manufacturers in the cremation and accessory equipment market principally on the basis of product design, quality and price. The Cremation segment and its three largest global competitors account for a substantial portion of the U.S. and European cremation equipment market.

## BRAND SOLUTIONS PRODUCTS AND MARKETS:

### Graphics Imaging:

The Graphics Imaging segment provides brand management, pre-press services, printing plates and cylinders, embossing tools, and creative design services principally to the primary packaging and corrugated industries. The primary packaging industry consists of manufacturers of printed packaging materials such as boxes, flexible packaging, folding cartons and bags commonly seen at retailers of consumer goods. The corrugated packaging industry consists of manufacturers of printed corrugated containers. Other major industries served include the wallpaper, flooring, automotive, and textile industries.

The principal products and services of this segment include brand management, pre-press graphics services, printing plates, gravure cylinders, steel bases, embossing tools, special purpose machinery, engineering assistance, print process assistance, print production management, digital asset management, content management, and package design. These products and services are used by brand owners and packaging manufacturers to develop and print packaging graphics that identify and help sell the product in the marketplace. Other packaging graphics can include nutritional information, directions for product use, consumer warning statements and UPC codes. The primary packaging manufacturer produces printed packaging from paper, film, foil and other composite materials used to display, protect and market the product. The corrugated packaging manufacturer produces printed containers from corrugated sheets. Using the Company's products, these sheets are printed and die cut to make finished containers.

The segment offers a wide array of value-added services and products. These include print process and print production management services; print engineering consultation; pre-press preparation, which includes computer-generated art, film and proofs; plate mounting accessories and various press aids; and rotary and flat cutting dies used to cut out intricately designed containers and point-of-purchase displays. The segment also provides creative digital graphics services to brand owners and packaging markets.

The Company works closely with manufacturers to provide the proper printing forms and tooling used to print the packaging to the user's specifications. The segment's printing plate products are made principally from photopolymer resin and sheet materials. Upon customer request, plates can be pre-mounted press-ready in a variety of configurations that maximize print quality and minimize press set-up time. Gravure cylinders, manufactured from steel, copper and chrome, can be custom engineered for multiple print processes.

The Graphics Imaging segment customer base consists primarily of brand owners and packaging industry converters. Brand owners are generally large, well-known consumer products companies and retailers with a national or global presence. These types of companies tend to purchase their graphics needs directly and supply the printing forms, or the electronic files to make the printing plates and gravure cylinders, to the packaging printer for their products. The Graphics Imaging segment serves customers primarily in Europe, the United States and Asia.

Major raw materials for this segment's products include photopolymers, steel, copper, film and graphic art supplies. All such materials are presently available in adequate supply from various industry sources.

The Graphics Imaging segment is one of several manufacturers of printing plates and cylinders and providers of pre-press services with an international presence. The segment competes in a fragmented industry consisting of a few multi-plant regional printing form suppliers and a large number of local single-facility companies located across Europe and the United States. The combination of the Company's Graphics Imaging business in Europe, the United States and Asia is an important part of Matthews' strategy to become a worldwide leader in the graphics industry and service multinational customers on a global basis. Competition is on the basis of product quality, timeliness of delivery and price. The Company differentiates itself from the competition by consistently meeting these customer demands, its ability to service customers both nationally and globally, and its ability to provide value-added services.

**Marking Products:**

The Marking Products segment designs, manufactures and distributes a wide range of equipment and related consumables used by manufacturers and suppliers to identify, track, and brand their products. Marking products can range from a mechanical marking solution to microprocessor-based ink-jet printing systems that can integrate into the customer's manufacturing, inventory tracking and material handling control systems. The Company manufactures and markets products and systems that employ different marking technologies including contact printing, indenting, etching, laser, and ink-jet printing. Customers will often use a combination of these methods in order to achieve an appropriate mark. These methods apply product information required for identification and traceability as well as to facilitate inventory and quality control, regulatory compliance and brand name communication.

Other solutions provided by the Company complement the tracking and distribution of customer's products and include order fulfillment systems, motor-driven rollers and controls for material handling systems, and other innovative custom solutions that address specific customer requirements. Some of the industries for which custom products are produced include oil exploration, material handling and security scanning. Material handling industry customers include some of the largest automated assembly, distribution and mail sorting companies in the United States.

A significant portion of the revenue of the Marking Products segment is attributable to the sale of consumables and replacement parts in connection with the marking, coding and tracking hardware sold by the Company. The Company develops inks, rubber and steel consumables in harmony with the marking equipment in which they are used, which is critical to assure ongoing equipment reliability and mark quality. Many marking equipment customers also use the Company's inks, solvents and cleaners.

The principal customers for the Company's marking products are manufacturers of durable goods and building products, consumer goods manufacturers, including food and beverage processors and producers of pharmaceuticals. The Company also serves a wide variety of industrial markets, including metal fabricators, manufacturers of woven and non-woven fabrics, plastic, rubber and automotive products.

A portion of the segment's sales are outside the United States and are distributed through the Company's subsidiaries in Canada, Sweden, Germany and China in addition to other international distributors. Matthews owns a minority interest in distributors in Asia, Australia and Europe.

The marking products industry is diverse, with companies either offering limited product lines for well-defined specialty markets, or similar to the Company, offering a broad product line and competing in various product markets and countries. In the United States, the Company has manufactured and sold marking products and related consumable items since 1850.

Major raw materials for this segment's products include precision components, electronics, printing components, tool steels, rubber and chemicals, all of which are presently available in adequate supply from various sources.

Competition for marking products is based on product performance, integration into the manufacturing process, service and price. The Company normally competes with specialty companies in specific brand marking solutions and traceability applications. The Company believes that, in general, it offers one of the broadest lines of products to address a wide variety of marking, coding and tracking applications.

**Merchandising Solutions:**

The Merchandising Solutions segment provides merchandising and printing solutions for brand owners and retailers. The segment designs, manufactures and installs merchandising and display systems, and provides total turnkey project management services. The segment also provides creative merchandising and marketing solutions services.

The majority of the segment's sales are derived from the design, engineering, manufacturing and installation of merchandising and display systems. These systems include permanent and temporary displays, custom store fixtures, brand concept shops, interactive kiosks, custom packaging, and screen and digitally printed promotional signage. Design and engineering services include concept and model development, graphics design and prototyping. Merchandising and display systems are manufactured to specifications developed by the segment in conjunction with the customer. These products are marketed and sold primarily in the United States.

The segment operates in a fragmented industry consisting primarily of a number of small, locally operated companies. Industry competition is intense and the segment competes on the basis of reliability, creativity and providing a broad array of merchandising products and services. The segment is unique in its ability to provide in-depth marketing and merchandising services as well as design, engineering and manufacturing capabilities. These capabilities allow the segment to deliver complete turnkey merchandising solutions quickly and cost effectively.

Major raw materials for the segment's products include wood, particleboard, corrugated materials, structural steel, plastic, laminates, inks, film and graphic art supplies. All of these raw materials are presently available in adequate supply from various sources.

## PATENTS, TRADEMARKS AND LICENSES:

The Company holds a number of domestic and foreign patents and trademarks. However, the Company believes the loss of any or a significant number of patents or trademarks would not have a material impact on consolidated operations or revenues.

## BACKLOG:

Because the nature of the Company's Bronze, Graphics Imaging and Merchandising Solutions businesses are primarily custom products made to order with short lead times, backlogs are not generally material except for mausoleums in the Bronze segment. Backlogs vary in a range of approximately one year of sales for mausoleums. Backlogs for the Casket segment and the cremation casket businesses are not material. Cremation equipment sales backlogs vary in a range of eight to ten months of sales. Backlogs generally vary in a range of up to four weeks of sales in the Marking Products segment. The Company's backlog is expected to be substantially filled in fiscal 2012.

## REGULATORY MATTERS:

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations impose limitations on the discharge of materials into the environment and require the Company to obtain and operate in compliance with conditions of permits and other government authorizations. As such, the Company has developed environmental, health and safety policies and procedures that include the proper handling, storage and disposal of hazardous materials.

The Company is party to various environmental matters. These include obligations to investigate and mitigate the effects on the environment of the disposal of certain materials at various operating and non-operating sites. The Company is currently performing environmental assessments and remediation at these sites, as appropriate. In addition, prior to its acquisition, The York Group, Inc. was identified, along with others, by the Environmental Protection Agency as a potentially responsible party for remediation of a landfill site in York, Pennsylvania. At this time, the Company has not been joined in any lawsuit or administrative order related to the site or its clean-up.

At September 30, 2011, an accrual of approximately $6.2 million had been recorded for environmental remediation (of which $788,000 was classified in other current liabilities), representing management's best estimate of the probable and reasonably estimable costs of the Company's known remediation obligations. The accrual does not consider the effects of inflation and anticipated expenditures are not discounted to their present value. While final resolution of these contingencies could result in costs different than current accruals, management believes the ultimate outcome will not have a significant effect on the Company's consolidated results of operations or financial position.

## ITEM 1A. RISK FACTORS.

There are inherent risks and uncertainties associated with the Company's businesses that could adversely affect its operating performance and financial condition. Set forth below are descriptions of those risks and uncertainties that the Company currently believes to be material. Additional risks not currently known or deemed immaterial may also result in adverse effects on the Company.

**Changes in Economic Conditions.** Generally, changes in domestic and international economic conditions affect the industries in which the Company and its customers and suppliers operate. These changes include changes in the rate of consumption or use of the Company's products due to economic downturns, volatility in currency exchange rates, and changes in raw material prices resulting from supply and/or demand conditions.

Uncertainty about current global economic conditions poses a risk, as consumers and businesses may continue to postpone or cancel spending. Other factors that could influence customer spending include energy costs, conditions in the credit markets, consumer confidence and other factors affecting consumer spending behavior. These and other economic factors could have an effect on demand for the Company's products and services and negatively impact the Company's financial condition and results of operations.

**Changes in Foreign Currency Exchange Rates.** Manufacturing and sales of a significant portion of the Company's products are outside the United States, and accordingly, the Company holds assets, incurs liabilities, earns revenue and pays expenses in a variety of currencies. The Company's consolidated financial statements are presented in U.S. dollars, and therefore, the Company must translate the reported values of its foreign assets, liabilities, revenue and expenses into U.S. dollars. Increases or decreases in the value of the U.S. dollar compared to foreign currencies may negatively affect the value of these items in the Company's consolidated financial statements, even though their value has not changed in local currency.

**Increased Prices for Raw Materials.** The Company's profitability is affected by the prices of the raw materials used in the manufacture of its products. These prices may fluctuate based on a number of factors, including changes in supply and demand, domestic and global economic conditions, and volatility in commodity markets, currency exchange rates, labor costs and fuel-related costs. If suppliers increase the price of critical raw materials, alternative sources of supply, or an alternative material, may not exist.

The Company has standard selling price structures (i.e., list prices) in several of its segments, which are reviewed for adjustment generally on an annual basis. In addition, the Company has established pricing terms with several of its customers through contracts or similar arrangements. Based on competitive market conditions and to the extent that the Company has established pricing terms with customers, the Company's ability to immediately increase the price of its products to offset the increased costs may be limited. Significant raw material price increases that cannot be mitigated by selling price increases or productivity improvements will negatively affect the Company's results of operations.

**Changes in Mortality and Cremation Rates.** Generally, life expectancy in the United States and other countries in which the Company's Memorialization businesses operate has increased steadily for several decades and is expected to continue to do so in the future. The increase in life expectancy is also expected to impact the number of deaths in the future. Additionally, cremations have steadily grown as a percentage of total deaths in the United States since the 1960's, and are expected to continue to increase in the future. The Company expects that these trends will continue in the future, and the result may affect the volume of bronze memorialization products and burial caskets sold in the United States. However, sales of the Company's Cremation segment may benefit from the growth in cremations.

**Changes in Product Demand or Pricing.** The Company's businesses have and will continue to operate in competitive markets. Changes in product demand or pricing are affected by domestic and foreign competition and an increase in consolidated purchasing by large customers operating in both domestic and global markets. The Memorialization businesses generally operate in markets with ample supply capacity and demand which is correlated to death rates. The Brand Solutions businesses serve global customers that are requiring their suppliers to be global in scope and price competitive. Additionally, in recent years the Company has witnessed an increase in products manufactured offshore, primarily in China, and imported into the Company's U.S. markets. It is expected that these trends will continue and may affect the Company's future results of operations.

**Risks in Connection with Acquisitions.** The Company has grown in part through acquisitions, and continues to evaluate acquisition opportunities that have the potential to support and strengthen its businesses. There is no assurance however that future acquisition opportunities will arise, or that if they do, that they will be consummated. In addition, acquisitions involve inherent risks that the businesses acquired will not perform in accordance with expectations, or that synergies expected from the integration of the acquisitions will not be achieved as rapidly as expected, if at all. Failure to effectively integrate acquired businesses could prevent the realization of expected rates of return on the acquisition investment and could have a negative effect on the Company's results of operations and financial condition.

**Technological Factors Beyond the Company's Control.** The Company operates in certain markets in which technological product development contributes to its ability to compete effectively. There can be no assurance that the Company will be able to develop new products, that new products can be manufactured and marketed profitably, or that new products will successfully meet the expectations of customers.

**Changes in the Distribution of the Company's Products or the Loss of a Large Customer.** Although the Company does not have any customer that is considered individually significant to consolidated sales, it does have contracts with several large customers in both the Memorialization and Brand Solutions businesses. While these contracts provide important access to large purchasers of the Company's products, they can obligate the Company to sell products at contracted prices for extended periods of time. Additionally, any significant divestiture of business properties or operations by current customers could result in a loss of business if the Company is not able to maintain the business with the subsequent owners of the properties.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not Applicable.

## ITEM 2. PROPERTIES.

Principal properties of the Company and its majority-owned subsidiaries as of October 31, 2011 were as follows (properties are owned by the Company except as noted):

| Location | Description of Property | |
|---|---|---|
| **Bronze:** | | |
| Pittsburgh, PA | Manufacturing / Division Offices | |
| Kingwood, WV | Manufacturing | |
| Melbourne, Australia | Manufacturing | (1) |
| Monterrey, Mexico | Manufacturing | (1) |
| Parma, Italy | Manufacturing / Warehouse | (1) |
| Searcy, AR | Manufacturing | |
| Whittier, CA | Manufacturing | (1) |
| **Casket[(2)]:** | | |
| Monterrey, Mexico | Manufacturing | (1) |
| Richmond, IN | Manufacturing | (1) |
| Richmond, IN | Manufacturing / Metal Stamping | |
| Richmond, IN | Injection Molding | (1) |
| York, PA | Manufacturing | |
| **Cremation:** | | |
| Apopka, FL | Manufacturing / Division Offices | |
| Richmond, IN | Manufacturing | (1) |
| Manchester, England | Manufacturing | (1) |
| Udine, Italy | Manufacturing | (1) |
| **Graphics Imaging:** | | |
| Pittsburgh, PA | Manufacturing / Division Offices | |
| Jülich, Germany | Manufacturing / Division Offices | |
| Atlanta, GA | Manufacturing | |
| Woburn, MA | Manufacturing | (1) |
| Bristol, England | Manufacturing | |
| Goslar, Germany | Manufacturing | (1) |
| Leeds, England | Manufacturing | (1) |
| Monchengladbach, Germany | Manufacturing | |
| Munich, Germany | Manufacturing | (1) |
| Nuremberg, Germany | Manufacturing | (1) |
| Oakland, CA | Manufacturing | (1) |
| Poznan, Poland | Manufacturing | |
| St. Louis, MO | Manufacturing | |
| Shenzhen, China | Manufacturing | (1) |
| Vienna, Austria | Manufacturing | (1) |
| Vreden, Germany | Manufacturing | |
| Wan Chai, Hong Kong | Manufacturing | (1) |
| Izmir, Turkey | Manufacturing | |

| Location | Description of Property | |
|---|---|---|
| **Marking Products:** | | |
| Pittsburgh, PA | Manufacturing / Division Offices | |
| Gothenburg, Sweden | Manufacturing / Distribution | (1) |
| Tualatin, OR | Manufacturing | (1) |
| Beijing, China | Manufacturing | (1) |
| Ixonia, WI | Manufacturing | (1) |
| Germantown, WI | Manufacturing | (1) |
| **Merchandising Solutions:** | | |
| East Butler, PA | Manufacturing / Division Offices | |
| Portland, OR | Sales Office | (1) |
| **Corporate Office:** | | |
| Pittsburgh, PA | General Offices | |

(1) These properties are leased by the Company under operating lease arrangements. Rent expense incurred by the Company for all leased facilities was approximately $15.2 million in fiscal 2011.

(2) In addition to the properties listed, the Casket division leases warehouse facilities totaling approximately 1.0 million square feet in 27 states under operating leases.

All of the owned properties are unencumbered. The Company believes its facilities are generally well suited for their respective uses and are of adequate size and design to provide the operating efficiencies necessary for the Company to be competitive. The Company's facilities provide adequate space for meeting its near-term production requirements and have availability for additional capacity. The Company intends to continue to expand and modernize its facilities as necessary to meet the demand for its products.

## ITEM 3. LEGAL PROCEEDINGS.

Matthews is subject to various legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results of any of these legal proceedings will have a material adverse effect on Matthews' financial condition, results of operations or cash flows.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of the Company's security holders during the fourth quarter of fiscal 2011.

## OFFICERS AND EXECUTIVE MANAGEMENT OF THE REGISTRANT

The following information is furnished with respect to officers and executive management as of October 31, 2011:

| Name | Age | Positions with Registrant |
|---|---|---|
| Joseph C. Bartolacci | 51 | President and Chief Executive Officer |
| David F. Beck | 59 | Vice President and Controller |
| Jennifer A. Ciccone | 44 | Vice President, Human Resources |
| Brian J. Dunn | 54 | Group President, Brand Solutions |
| Steven D. Gackenbach | 48 | Group President, Memorialization |
| Steven F. Nicola | 51 | Chief Financial Officer, Secretary and Treasurer |
| Paul F. Rahill | 54 | President, Cremation Division |
| Brian D. Walters | 42 | Vice President and General Counsel |

**Joseph C. Bartolacci** was appointed President and Chief Executive Officer effective October 1, 2006.

**David F. Beck** was appointed Vice President and Controller effective February 18, 2010. Prior thereto he had been Controller since September 15, 2003.

**Jennifer A. Ciccone** was appointed Vice President, Human Resources effective February 19, 2009. Prior thereto, Ms. Ciccone had been Director, Corporate Human Resources since 2006.

**Brian J. Dunn** was appointed Group President, Brand Solutions effective February 18, 2010. Prior thereto, he was appointed Group President, Graphics and Marking Products effective September 1, 2007 and had been President, Marking Products Division prior thereto.

**Steven D. Gackenbach** was appointed Group President, Memorialization effective October 31, 2011. Prior thereto he had been Chief Commercial Officer, Memorialization since January 3, 2011 when he joined the Company. Prior to joining the Company, Mr. Gackenbach served as the Senior Director of Strategy for Kraft Foods' Cheese and Dairy Division from 2002 to 2010.

**Steven F. Nicola** was appointed Chief Financial Officer, Secretary and Treasurer effective December 1, 2003.

**Paul F. Rahill** was appointed President, Cremation Division in October 2002.

**Brian D. Walters** was appointed Vice President and General Counsel effective February 19, 2009. Mr. Walters joined the Company as Legal Counsel in 2005.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

**Market Information:**

The authorized common stock of the Company consists of 70,000,000 shares of Class A Common Stock, $1 par value. The Company's Class A Common Stock is traded on the NASDAQ Global Select Market System under the symbol "MATW". The following table sets forth the high, low and closing prices as reported by NASDAQ for the periods indicated:

| | | High | Low | Close |
|---|---|---|---|---|
| **Fiscal 2011:** | | | | |
| Quarter ended: | September 30, 2011 | $41.08 | $28.57 | $30.73 |
| | June 30, 2011 | 40.49 | 35.60 | 40.17 |
| | March 31, 2011 | 38.65 | 33.56 | 38.55 |
| | December 31, 2010 | 36.00 | 31.62 | 34.98 |
| **Fiscal 2010:** | | | | |
| Quarter ended: | September 30, 2010 | $36.92 | $28.29 | $35.36 |
| | June 30, 2010 | 36.58 | 28.91 | 29.28 |
| | March 31, 2010 | 37.00 | 31.33 | 35.50 |
| | December 31, 2009 | 39.81 | 33.23 | 35.43 |

The Company has a stock repurchase program. Under the current authorization, the Company's Board of Directors has authorized the repurchase of a total of 2,500,000 shares of Matthews' common stock under the program, of which 2,169,470 shares had been repurchased as of September 30, 2011. In November 2011, the Company s Board of Directors approved the continuation of its stock repurchase program and increased the total authorization for stock repurchases by an additional 2,500,000 shares.The buy-back program is designed to increase shareholder value, enlarge the Company's holdings of its common stock, and add to earnings per share. Repurchased shares may be retained in treasury, utilized for acquisitions, or reissued to employees or other purchasers, subject to the restrictions of the Company's Restated Articles of Incorporation.

All purchases of the Company's common stock during fiscal 2011 were part of this repurchase program.

The following table shows the monthly fiscal 2011 stock repurchase activity:

| Period | Total number of shares purchased | Average price paid per share | Total number of shares purchased as part of a publicly announced plan | Maximum number of shares that may yet be purchased under the plan |
|---|---|---|---|---|
| October 2010 | 760 | $33.44 | 760 | 1,649,145 |
| November 2010 | 11,735 | 33.31 | 11,735 | 1,637,410 |
| December 2010 | 69,048 | 33.69 | 69,048 | 1,568,362 |
| January 2011 | 20,347 | 34.14 | 20,347 | 1,548,015 |
| February 2011 | 35,000 | 36.16 | 35,000 | 1,513,015 |
| March 2011 | 75,000 | 35.96 | 75,000 | 1,438,015 |
| April 2011 | 3,085 | 39.44 | 3,085 | 1,434,930 |
| May 2011 | 126,113 | 38.21 | 126,113 | 1,308,817 |
| June 2011 | 53,120 | 37.71 | 53,120 | 1,255,697 |
| July 2011 | 142,184 | 36.92 | 142,184 | 1,113,513 |
| August 2011 | 529,271 | 32.32 | 529,271 | 584,242 |
| September 2011 | 253,712 | 31.01 | 253,712 | 330,530 |
| Total | 1,319,375 | $33.78 | 1,319,375 | |

**Holders:**

Based on records available to the Company, the number of registered holders of the Company's common stock was 504 at October 31, 2011.

**Dividends:**

A quarterly dividend of $.09 per share was paid for the fourth quarter of fiscal 2011 to shareholders of record on October 31, 2011. The Company paid quarterly dividends of $.08 per share for the first three quarters of fiscal 2011 and the fourth quarter of fiscal 2010. The Company paid quarterly dividends of $.07 per share for the first three quarters of fiscal 2010 and the fourth quarter of fiscal 2009. The Company paid quarterly dividends of $.065 per share for the first three quarters of fiscal 2009 and the fourth quarter of fiscal 2008.

Cash dividends have been paid on common shares in every year for at least the past forty years. It is the present intention of the Company to continue to pay quarterly cash dividends on its common stock. However, there is no assurance that dividends will be declared and paid as the declaration and payment of dividends is at the discretion of the Board of Directors of the Company and is dependent upon the Company's financial condition, results of operations, cash requirements, future prospects and other factors deemed relevant by the Board.

## PERFORMANCE GRAPH

### COMPARISON OF FIVE-YEAR CUMULATIVE RETURN * AMONG MATTHEWS INTERNATIONAL CORPORATION, S&P 500 INDEX, S&P MIDCAP 400 INDEX AND S&P SMALLCAP 600 INDEX **


$200
$150
$100
$50
2006
2007
2008
2009
2010
2011
Matthews
S&P 500
S&P MidCap 400
S&P SmallCap 600

*Total return assumes dividend reinvestment

** Fiscal year ended September 30

Note: Performance graph assumes $100 invested on October 1, 2006 in Matthews International Corporation Common Stock, Standard & Poor's (S&P) 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index. The results are not necessarily indicative of future performance.

## ITEM 6. SELECTED FINANCIAL DATA.

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2011[1] | 2010[2] | 2009[3] | 2008[4] | 2007[5] |
| | (Amounts in thousands, except per share data) (Not Covered by Report of Independent Registered Public Accounting Firm) | | | | |
| Net sales | $898,821 | $821,829 | $780,908 | $818,623 | $749,352 |
| Operating profit | 118,516 | 116,581 | 101,011 | 132,952 | 111,824 |
| Interest expense | 8,241 | 7,419 | 12,053 | 10,405 | 8,119 |
| Net income attributable to Matthews shareholders | 72,372 | 69,057 | 57,732 | 79,484 | 64,726 |
| Earnings per common share: | | | | | |
| Basic | $2.47 | $2.32 | $1.91 | $2.57 | $2.05 |
| Diluted | 2.46 | 2.31 | 1.90 | 2.55 | 2.04 |
| Weighted-average common shares outstanding: | | | | | |
| Basic | 28,775 | 29,656 | 30,245 | 30,928 | 31,566 |
| Diluted | 28,812 | 29,706 | 30,318 | 31,184 | 31,680 |
| Cash dividends per share | $.330 | $.290 | $.265 | $.245 | $.225 |
| Total assets | $1,097,455 | $993,825 | $949,653 | $914,282 | $771,069 |
| Long-term debt, non-current | 299,170 | 225,256 | 237,530 | 219,124 | 142,273 |

[1] Fiscal 2011 included the favorable effect of an adjustment of $606 to income tax expense primarily related to changes in estimated tax accruals for open tax periods.

[2] Fiscal 2010 included the favorable effect of an adjustment of $838 to income tax expense primarily related to changes in estimated tax accruals for open tax periods.

[3] Fiscal 2009 included pre-tax unusual charges of approximately $16,500, which primarily consisted of severance and other costs related to the consolidation of certain production operations within the Company's Bronze segment, costs related to operational and systems improvements in several of the Company's other businesses, and asset adjustments resulting from current market conditions. In addition, fiscal 2009 earnings included the favorable effect of an adjustment of $1,255 to income tax expense primarily related to the Company's ability to utilize a European tax loss carryover generated in prior years and changes in the estimated tax accruals for open tax periods.

[4] Fiscal 2008 included a reduction in income taxes of $1,882 to reflect the adjustment of net deferred tax liabilities resulting from the enactment of lower statutory income tax rates in certain European countries.

[5] Fiscal 2007 included a net pre-tax charge of approximately $8,765 which consisted primarily of special charges related to the acceleration of earn-out payments in the resolution of employment agreements from the Milso Industries acquisition and pre-tax charges related to severance costs incurred in several of the Company's segments, partially offset by a pre-tax gain on the sale of the marketing consultancy business of the Merchandising Solutions segment and favorable legal settlements, net of related legal costs, in the Casket segment.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the consolidated financial statements of Matthews International Corporation and related notes thereto. In addition, see "Cautionary Statement Regarding Forward-Looking Information" included in Part I of this Annual Report on Form 10-K.

**RESULTS OF OPERATIONS:**

The following table sets forth certain income statement data of the Company expressed as a percentage of net sales for the periods indicated and the percentage change in such income statement data from year to year.

| | Years Ended September 30, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 – 2010 | 2010 – 2009 |
| Sales | 100.0% | 100.0% | 100.0% | 9.4% | 5.2% |
| Gross profit | 39.1 | 39.3 | 37.7 | 8.7 | 9.7 |
| Operating profit | 13.2 | 14.2 | 12.9 | 1.7 | 15.4 |
| Net income attributable to Matthews shareholders | 8.1 | 8.4 | 7.4 | 4.8 | 19.6 |

**Comparison of Fiscal 2011 and Fiscal 2010:**

Sales for the year ended September 30, 2011 were $898.8 million, compared to $821.8 million for the year ended September 30, 2010. The increase resulted principally from the impact of acquisitions, higher sales volume in the Company's Brand Solutions businesses and changes in the values of foreign currencies against the U.S. dollar, which had a favorable impact of approximately $11.4 million on the Company's consolidated sales compared to fiscal 2010.

In the Memorialization businesses, Bronze segment sales for fiscal 2011 were $224.8 million compared to $224.2 million for fiscal 2010. The increase primarily reflected the December 2009 acquisition of United Memorial Products, Inc. ("UMP") and the favorable impact of changes in foreign currency values against the U.S. dollar. Excluding the impact of acquisitions and currency changes, fiscal 2011 Bronze segment sales declined compared to fiscal 2010, reflecting lower sales volume of bronze memorial and architectural products and an unfavorable change in product mix. Sales for the Casket segment were $238.8 million for fiscal 2011 compared to $210.3 million for fiscal 2010. The increase resulted principally from acquisitions. Excluding the impact of acquisitions, fiscal 2011 Casket segment sales declined, principally reflecting slightly lower unit volume and an unfavorable change in product mix. Lower sales (excluding acquisitions) for both the Bronze and Casket segments reflected the impact of a decline in the estimated number of casketed deaths compared to the prior year. Based on available published data, U.S. deaths for the year ended September 30, 2011 were estimated to have increased from fiscal 2010; however, casketed deaths (non-cremation) were estimated to have declined from the prior year. Sales for the Cremation segment were $43.8 million for fiscal 2011 compared to $39.4 million a year ago. The increase principally resulted from higher sales in all of the segment s principal markets (U.S., U.K. and Europe) and the acquisition of a small manufacturer of cremation equipment in the U.K. in March 2010. In the Company s Brand Solutions businesses, sales for the Graphics Imaging segment in fiscal 2011 were $269.0 million, compared to $240.0 million a year ago. The increase resulted principally from higher sales in all markets (Europe, U.S., U.K. and Asia), the July 2011 acquisition of Kroma Pre-Press Preparation Systems Industry & Trade, Inc. ("Kroma") and the favorable impact from changes in the values of foreign currencies against the U.S. dollar. Marking Products segment sales for the year ended September 30, 2011 were $61.9 million, compared to $51.1 million for fiscal 2010. The increase was principally due to higher sales of equipment and consumables in the U.S. and China, two small acquisitions in fiscal 2011 and the favorable impact of changes in foreign currency values. Sales for the Merchandising Solutions segment were $60.6 million for fiscal 2011, compared to $56.9 million a year ago. The improvement was attributable to an increase in project volume to several large global customers in fiscal 2011, compared to fiscal 2010.

Gross profit for the year ended September 30, 2011 was $351.7 million, or 39.1% of sales, compared to $323.4 million, or 39.3% of sales, for fiscal 2010. The increase in fiscal 2011 consolidated gross profit compared to fiscal 2010 reflected higher sales in the Brand Solutions businesses and the benefit of cost structure initiatives. The increases were partially offset by higher commodity costs, primarily in the Bronze and Casket segments.

Selling and administrative expenses for the year ended September 30, 2011 were $233.1 million, or 25.9% of sales, compared to $206.8 million, or 25.2% of sales, for fiscal 2010. The increase primarily resulted from higher sales and the impact of acquisitions.

Operating profit for fiscal 2011 was $118.5 million, compared to $116.6 million for fiscal 2010. The increase in operating profit for fiscal 2011 reflected the impact of acquisitions and a favorable impact of $1.4 million from changes in foreign currency values against the U.S. dollar. These increases were partially offset by higher commodity costs, primarily in the Bronze and Casket segments. Bronze segment operating profit for fiscal 2011 was $52.5 million, compared to $56.2 million for fiscal 2010. The decrease in fiscal 2011 operating profit compared to fiscal 2010 reflected lower sales, including an unfavorable shift in product mix, and a significant increase in bronze metal costs in fiscal 2011. Operating profit for the Casket segment for fiscal 2011 was $26.8 million, compared to $26.2 million for fiscal 2010. The increase in Casket segment operating profit for fiscal 2011 primarily reflected the benefit of acquisitions. Excluding acquisitions, Casket segment operating profit declined, primarily reflecting an unfavorable change in product mix and the impact of higher steel and fuel costs, partially offset by the benefit of recent cost structure initiatives. Cremation segment operating profit for the year ended September 30, 2011 was $5.7 million, compared to $4.9 million a year ago. Fiscal 2011 operating profit reflected higher sales and the impact of the March 2010 acquisition of a small cremation equipment manufacturer in the U.K. Graphics Imaging operating profit for fiscal 2011 was $22.4 million, compared to $21.1 million for 2010. The increase in fiscal 2011 reflected higher sales, improvements in the segment's U.S. cost structure, the acquisition of Kroma and the favorable impact of changes in foreign currency values, partially offset by higher manufacturing costs in the segment's European gravure manufacturing operations. Operating profit for the Marking Products segment for fiscal 2011 was $7.8 million, compared to $5.8 million a year ago. The increase in Marking Products segment operating profit principally reflected the impact of acquisitions and higher sales in the U.S. and China. These increases were partially offset by an increase in research and development costs. The Merchandising Solutions segment operating profit was $3.3 million for fiscal 2011, compared to $2.4 million for fiscal 2010. The increase principally reflected the impact of higher sales.

Investment income for the year ended September 30, 2011 was $1.4 million, compared to $2.5 million for the year ended September 30, 2010. The decrease principally reflected a decline in the market value of investments held in trust for certain of the Company's benefit plans. Interest expense for fiscal 2011 was $8.2 million, compared to $7.4 million last year. The increase in interest expense reflected higher average debt levels resulting primarily from recent acquisitions.

Other income (deductions), net, for the year ended September 30, 2011 represented an increase in pre-tax income of $298,000, compared to a reduction in pre-tax income of $1.3 million in 2010. The favorable impact on other income (deductions), net in fiscal 2011 primarily reflected a foreign currency exchange gain on the settlement of an intercompany loan.

The Company's effective tax rate for fiscal 2011 was 34.4%, compared to 35.0% for fiscal 2010. Fiscal 2011 and 2010 included the favorable impact of adjustments totaling $606,000 and $838,000, respectively, in income tax expense primarily related to changes in the estimated tax accruals for open tax periods. Excluding these adjustments from both periods, the Company's effective tax rate was 35.0% for fiscal year 2011 and 35.8% for fiscal year 2010. The decrease in the fiscal 2011 effective tax rate, compared to fiscal 2010 primarily reflected the impact of the Company's European tax structure initiatives. The difference between the Company's effective tax rate and the Federal statutory rate of 35.0% primarily reflected the impact of state taxes, offset by lower foreign income taxes.

Net income attributable to noncontrolling interest was $1.1 million for fiscal 2011, compared to $2.7 million in fiscal 2010. The decrease related principally to the Company's acquisition, effective as of the beginning of fiscal 2011, of the remaining 25% interest in one of its less than wholly-owned German graphics businesses and the acquisition of the remaining 22% interest in Saueressig GmbH & Co. KG ("Saueressig") in April 2011.

**Comparison of Fiscal 2010 and Fiscal 2009:**

Sales for the year ended September 30, 2010 were $821.8 million, compared to $780.9 million for the year ended September 30, 2009. The increase resulted principally from the impact of acquisitions and higher sales volume in several of the Company's businesses. For the year ended September 30, 2010, changes in foreign currency values against the U.S. dollar had a favorable impact of approximately $3.9 million on the Company's consolidated sales compared to fiscal 2009.

In the Memorialization businesses, Bronze segment sales for fiscal 2010 were $224.2 million compared to $215.9 million for fiscal 2009. The increase primarily reflected the acquisition of UMP. The increase was partially offset by a decline in bronze memorial unit volume. Sales for the Casket segment were $210.3 million for fiscal 2010 compared to $203.2 million for fiscal 2009. The increase resulted principally from the acquisition of several casket businesses, partially offset by lower unit volume. The decline in sales (excluding acquisitions) for both the Bronze and Casket segments reflected the impact of a decline in the estimated number of casketed deaths compared to the prior year. Based on available published data, U.S. deaths for the year ended September 30, 2010 were estimated to have declined. Casketed deaths (non-cremation) were also estimated to have declined from fiscal 2009. Sales for the Cremation segment were $39.4 million for fiscal 2010 compared to $30.9 million in fiscal 2009. The increase principally resulted from the acquisition of a small manufacturer of cremation equipment in the U.K. and higher sales in the U.S. and European markets. In the Company's Brand Solutions businesses, sales for the Graphics Imaging segment in fiscal 2010 were $240.0 million, compared to $235.0 million in the prior year. The increase resulted principally from higher sales by Saueressig and the impact of the acquisition of a small graphics operation headquartered in Hong Kong in the fourth quarter of fiscal 2009, partially offset by lower sales in the U.S. and U.K. markets. Marking Products segment sales for the year ended September 30, 2010 were $51.1 million, compared to $42.4 million for fiscal 2009. The increase was principally due to higher unit volume and the acquisition of a small European distributor. Sales for the Merchandising Solutions segment were $56.9 million for fiscal 2010, compared to $53.5 million in fiscal 2009. The increase was attributable to an increase in project volume in the last six months of fiscal 2010.

Gross profit for the year ended September 30, 2010 was $323.4 million, compared to $294.8 million for fiscal 2009. Consolidated gross profit as a percent of sales increased to 39.3% for fiscal 2010 from 37.7% for fiscal 2009. Gross profit for fiscal 2009 included unusual charges totaling approximately $9.0 million, consisting of severance and other expenses related to the facility consolidations in the Bronze segment, and costs related to operational and system improvements in several of the Company's other segments. The increase in fiscal 2010 consolidated gross profit and gross profit percentage compared to fiscal 2009 also reflected the benefit of fiscal 2009 cost structure changes, particularly in the Saueressig operation and the Casket and Marking Products segments.

Selling and administrative expenses for the year ended September 30, 2010 were $206.8 million, compared to $193.8 million for fiscal 2009. Consolidated selling and administrative expenses as a percent of sales were 25.2% for the year ended September 30, 2010, compared to 24.8% in the prior year. The increases in costs and percentage of sales primarily resulted from higher pension expense and the impact of acquisitions. The increase in pension cost primarily reflected unfavorable changes in the values of plan assets and a reduction in the actuarial discount rate. Unusual charges included in selling and administrative expenses totaled $7.5 million for fiscal 2009, and consisted primarily of Saueressig integration costs, increased bad debt expense, termination-related expenses, and costs related to operational and systems improvements. These unusual charges included consulting fees incurred for assistance in the operational and financial integration of Saueressig into Matthews. Bad debt expense, particularly in the Casket segment, was significantly higher in fiscal 2009, reflecting economic conditions. The increase resulted from the deterioration in the aging of outstanding accounts receivable. Employee termination-related and the other costs in connection with operational and systems improvements primarily reflected the Company's initiatives as a result of the recession. The principal objectives of these initiatives were to better align the cost structures of the Company's businesses with their respective revenue run rates.

Operating profit for fiscal 2010 was $116.6 million, compared to $101.0 million for fiscal 2009. Operating profit for fiscal 2010 included an increase of approximately $5.2 million in pension cost. Operating profit for fiscal 2009 included unusual charges of approximately $16.5 million. Bronze segment operating profit for fiscal 2010 was $56.2 million, compared to $57.6 million for fiscal 2009. Bronze segment operating profit for fiscal 2009 included unusual charges of approximately $7.2 million, principally relating to facility consolidations. The decrease in fiscal 2010 operating profit compared to fiscal 2009 reflected lower sales volume (excluding the UMP acquisition) and higher pension cost. Operating profit for the Casket segment for fiscal 2010 was $26.2 million, compared to $17.7 million for fiscal 2009. Fiscal 2009 Casket segment operating profit included unusual charges of approximately $2.7 million. Excluding the impact of the unusual charges in fiscal 2009, Casket segment operating profit for fiscal 2010 increased by $5.8 million, reflecting the benefit of cost structure changes initiated in fiscal 2009 and the impact of acquisitions. Cremation segment operating profit for the year ended September 30, 2010 was $4.9 million, compared to $5.0 million in fiscal 2009. Fiscal 2010 operating profit reflected higher sales and the impact of the March 2010 acquisition of a small cremation equipment manufacturer in the U.K., offset by the impact of an unfavorable change in product mix and higher pension cost. The Graphics Imaging segment operating profit for fiscal 2010 was $21.1 million, compared to $19.2 million for 2009. Operating profit in fiscal 2009 included unusual charges of approximately $3.1 million. Excluding the effect of the unusual charges, operating profit decreased approximately $1.2 million in fiscal 2010 compared to fiscal 2009. A decline in operating profit in the U.S. graphics operations offset higher operating profit from Saueressig and the impact of the acquisition of a small graphics business headquartered in Hong Kong. Operating profit for the Marking Products segment for fiscal 2010 was $5.8 million, compared to $1.5 million in fiscal 2009. Marking Products operating profit for fiscal 2009 included unusual charges of approximately $1.9 million. The increase in year-over-year operating profit, excluding the unusual charges, primarily reflected higher sales and the favorable impact of fiscal 2009 cost structure initiatives. The Merchandising Solutions segment operating profit was $2.4 million for fiscal 2010, compared to an operating loss of $56,000 for fiscal 2009. The increase principally reflected the impact of higher sales and fiscal 2009 unusual charges of approximately $1.3 million.

Investment income for the year ended September 30, 2010 was $2.5 million, compared to $2.0 million for the year ended September 30, 2009. The increase reflected higher average levels of invested funds and improved asset performance. Interest expense for fiscal 2010 was $7.4 million, compared to $12.1 million last year. The decrease in interest expense primarily reflected lower interest rates and lower average debt levels.

Other income (deductions), net, for the year ended September 30, 2010 represented a reduction in pre-tax income of $1.3 million, compared to a reduction in pre-tax income of $12,000 in 2009. The fiscal 2010 reduction in income primarily reflected foreign currency exchange losses on intercompany loans.

The Company's effective tax rate for fiscal 2010 was 35.0%, compared to 34.4% for fiscal 2009. Fiscal 2010 included the favorable impact of adjustments totaling $838,000 in income tax expense primarily related to changes in the estimated tax accruals for open tax periods. Fiscal 2009 included the favorable impact of adjustments totaling $1.3 million in income tax expense related to the Company's ability to utilize a tax loss carryover in Europe and changes in the estimated tax accruals for open tax periods. Excluding the one-time adjustments in both periods, the Company's effective tax rate was 35.8% for fiscal years 2010 and 2009. The difference between the Company's effective tax rate and the Federal statutory rate of 35.0% primarily reflected the impact of state and foreign income taxes.

Net income attributable to noncontrolling interest was $2.7 million for fiscal 2010, compared to $1.9 million in fiscal 2009. The increase primarily related to the improvement in operating results for Saueressig.

## LIQUIDITY AND CAPITAL RESOURCES:

Net cash provided by operating activities was $95.6 million for the year ended September 30, 2011, compared to $106.5 million and $90.9 million for fiscal 2010 and 2009, respectively. Operating cash flow for fiscal 2011 primarily reflected net income adjusted for depreciation and amortization, stock-based compensation expense, and an increase in deferred taxes, partially offset by a net increase in working capital items. In addition the Company made a cash contribution of $9.0 million to its principal pension plan. Operating cash flow for fiscal 2010 primarily reflected net income adjusted for depreciation and amortization, stock-based compensation expense, and an increase in deferred taxes, partially offset by a cash contribution of $9.0 million to the Company's principal pension plan. Operating cash flow for fiscal 2009 primarily reflected net income adjusted for depreciation and amortization, stock-based compensation expense, and an increase in deferred taxes, partially offset by a cash contribution of $12.0 million to the Company's principal pension plan.

Cash used in investing activities was $106.8 million for the year ended September 30, 2011, compared to $54.3 million and $32.7 million for fiscal years 2010 and 2009, respectively. Investing activities for fiscal 2011 primarily reflected payments (net of cash acquired) of $84.4 million for acquisitions and capital expenditures of $22.4 million. Investing activities for fiscal 2010 primarily reflected payments (net of cash acquired) of $32.3 million for acquisitions, capital expenditures of $21.4 million and purchases of investment securities, net of proceeds from dispositions of $690,000. Investing activities for fiscal 2009 primarily reflected payments (net of cash acquired) of $11.0 million for acquisitions, capital expenditures of $19.4 million and purchases of investment securities of $2.6 million.

Capital expenditures were $22.4 million for the year ended September 30, 2011, compared to $21.4 million and $19.4 million for fiscal 2010 and 2009, respectively. Capital expenditures in each of the last three fiscal years reflected reinvestment in the Company's business segments and were made primarily for the purchase of new manufacturing machinery, equipment and facilities designed to improve product quality, increase manufacturing efficiency, lower production costs and meet regulatory requirements. Capital expenditures for the last three fiscal years were primarily financed through operating cash.

Capital spending for property, plant and equipment has averaged $21.1 million for the last three fiscal years. Capital spending for fiscal 2012 is currently expected to be approximately $30.0 million. The Company expects to generate sufficient cash from operations to fund all anticipated capital spending projects.

Cash provided by financing activities for the year ended September 30, 2011 was $10.4 million, reflecting proceeds, net of repayments, on long-term debt of $68.9 million, purchases of treasury stock of $44.6 million, proceeds from the sale of treasury stock (stock option exercises) of $1.9 million, payment of dividends to the Company's shareholders of $9.6 million ($0.33 per share) and distributions of $6.2 million to noncontrolling interests. Cash used in financing activities for the year ended September 30, 2010 was $51.5 million, reflecting repayments, net of proceeds, on long-term debt of $8.8 million, purchases of treasury stock of $35.3 million, proceeds from the sale of treasury stock (stock option exercises) of $1.5 million, payment of dividends to the Company's shareholders of $8.7 million ($0.29 per share) and distributions of $234,000 to noncontrolling interests. Cash used in financing activities for the year ended September 30, 2009 was $53.6 million, reflecting repayments, net of proceeds, on long-term debt of $15.7 million, purchases of treasury stock of $28.8 million, proceeds from the sale of treasury stock (stock option exercises) of $1.2 million, payment of dividends to the Company's shareholders of $8.2 million ($0.265 per share) and distributions of $2.3 million to noncontrolling interests.

In December 2010, the Company entered into a new domestic Revolving Credit Facility with a syndicate of financial institutions. The maximum amount of borrowings available under the new facility is $300.0 million and borrowings under the facility bear interest at LIBOR plus a factor ranging from 1.00% to 1.50% based on the Company's leverage ratio. The facility's maturity is December 2015. The new facility replaced the Company's $225.0 million Revolving Credit Facility. The leverage ratio is defined as net indebtedness divided by EBITDA (earnings before interest, taxes, depreciation and amortization). The Company is required to pay an annual commitment fee ranging from .20% to .30% (based on the Company's leverage ratio) of the unused portion of the facility.

The Revolving Credit Facility requires the Company to maintain certain leverage and interest coverage ratios. A portion of the facility (not to exceed $25.0 million) is available for the issuance of trade and standby letters of credit. Outstanding borrowings on the Revolving Credit Facility at September 30, 2011 and 2010 were $250.0 million and $187.0 million, respectively. The weighted-average interest rate on outstanding borrowings at September 30, 2011 and 2010 was 2.59% and 2.69%, respectively.

The Company has entered into the following interest rate swaps:

| Effective Date | Amount | Fixed Interest Rate | Interest Rate Spread at September 30, 2011 | Maturity Date |
|---|---|---|---|---|
| September 2007 | $25 million | 4.77% | 1.25% | September 2012 |
| May 2008 | 20 million | 3.72% | 1.25% | September 2012 |
| October 2008 | 20 million | 3.46% | 1.25% | October 2011 |
| May 2011 | 25 million | 1.37% | 1.25% | May 2014 |
| October 2011 | 25 million | 1.67% | 1.25% | October 2015 |
| November 2011 | 25 million | 2.13% | 1.25% | November 2014 |
| March 2012 | 25 million | 2.44% | 1.25% | March 2015 |
| September 2012 | 25 million | 3.03% | 1.25% | December 2015 |
| November 2012 | 25 million | 1.33% | 1.25% | November 2015 |

The interest rate swaps have been designated as cash flow hedges of the future variable interest payments under the Revolving Credit Facility which are considered probable of occurring. Based on the Company's assessment, all the critical terms of each of the hedges matched the underlying terms of the hedged debt and related forecasted interest payments, and as such, these hedges were considered highly effective.

The fair value of the interest rate swaps reflected an unrealized loss of $7.2 million ($4.4 million after tax) at September 30, 2011 that is included in equity as part of accumulated other comprehensive loss. Assuming market rates remain constant with the rates at September 30, 2011, approximately $1.3 million of the $4.4 million loss included in accumulated other comprehensive loss is expected to be recognized in earnings as an adjustment to interest expense over the next twelve months.

The Company, through certain of its German subsidiaries, has a credit facility with a European bank. The maximum amount of borrowings available under this facility is 25.0 million Euros ($33.5 million). Outstanding borrowings under the credit facility totaled 23.6 million Euros ($31.6 million) and 12.0 million Euros ($16.4 million) at September 30, 2011 and 2010, respectively. The weighted-average interest rate on outstanding borrowings under the facility at September 30, 2011 and 2010 was 2.38% and 1.58%, respectively. The facility's maturity is September 2012. The Company has the ability and intent to renew this borrowing upon maturity.

The Company, through its German subsidiary, Saueressig, has several loans with various European banks. Outstanding borrowings on these loans totaled 8.3 million Euros ($11.2 million) and 7.9 million Euros ($10.8 million) at September 30, 2011 and 2010, respectively. The weighted-average interest rate on outstanding borrowings of Saueressig at September 30, 2011 and 2010 was 6.05% and 6.18%, respectively.

The Company, through its wholly-owned subsidiary Matthews International S.p.A., has several loans with various Italian banks. Outstanding borrowings on these loans totaled 8.7 million Euros ($11.6 million) and 12.1 million Euros ($16.5 million) at September 30, 2011 and 2010, respectively. Matthews International S.p.A. also has three lines of credit totaling 11.4 million Euros ($15.2 million) with the same Italian banks. Outstanding borrowings on these lines were 493,000 Euros ($661,000) and 2.1 million Euros ($2.8 million) at September 30, 2011 and 2010, respectively. The weighted-average interest rate on outstanding Matthews International S.p.A. borrowings at September 30, 2011 and 2010 was 3.11% and 3.47%, respectively.

The Company, through its Turkish subsidiary, Kroma (acquired in July 2011), has several loans with various Turkish banks. Outstanding borrowings on these loans totaled 13.3 million Turkish Lira ($7.2 million) at September 30, 2011. The weighted-average interest rate on outstanding borrowings of Kroma was 9.27% at September 30, 2011.

The Company has a stock repurchase program. Under the current authorization, the Company's Board of Directors has authorized the repurchase of a total of 2,500,000 shares of Matthews' common stock under the program, of which 2,169,470 shares had been repurchased as of September 30, 2011. In November 2011, the Company s Board of Directors approved the continuation of its stock repurchase program and increased the total authorization for stock repurchases by an additional 2,500,000 shares. The buy-back program is designed to increase shareholder value, enlarge the Company's holdings of its common stock, and add to earnings per share. Repurchased shares may be retained in treasury, utilized for acquisitions, or reissued to employees or other purchasers, subject to the restrictions of the Company's Restated Articles of Incorporation.

Consolidated working capital was $208.1 million at September 30, 2011, compared to $187.5 million and $173.1 million at September 30, 2010 and 2009, respectively. Working capital at September 30, 2011 reflected an increase in accounts receivable and inventory in connection with recent acquisitions. Working capital at September 30, 2010 reflected an increase in accounts receivable and inventory in connection with recent acquisitions. Working capital at September 30, 2009 reflected an increase in cash and investments and a reduction in current maturities of long-term debt. Cash and cash equivalents were $60.3 million at September 30, 2011, compared to $59.7 million and $57.8 million at September 30, 2010 and 2009, respectively. The Company's current ratio was 2.3 at September 30, 2011, 2010 and 2009.

**ENVIRONMENTAL MATTERS:**

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations impose limitations on the discharge of materials into the environment and require the Company to obtain and operate in compliance with conditions of permits and other government authorizations. As such, the Company has developed environmental, health, and safety policies and procedures that include the proper handling, storage and disposal of hazardous materials.

The Company is party to various environmental matters. These include obligations to investigate and mitigate the effects on the environment of the disposal of certain materials at various operating and non-operating sites. The Company is currently performing environmental assessments and remediation at these sites, as appropriate. In addition, prior to its acquisition, The York Group, Inc. ("York") was identified, along with others, by the Environmental Protection Agency as a potentially responsible party for remediation of a landfill site in York, Pennsylvania. At this time, the Company has not been joined in any lawsuit or administrative order related to the site or its clean-up.

At September 30, 2011, an accrual of approximately $6.2 million had been recorded for environmental remediation (of which $788,000 was classified in other current liabilities), representing management's best estimate of the probable and reasonably estimable costs of the Company's known remediation obligations. The accrual, which reflects previously established reserves assumed with the acquisition of York and additional reserves recorded as a purchase accounting adjustment, does not consider the effects of inflation and anticipated expenditures are not discounted to their present value. Changes in the accrued environmental remediation obligation from the prior fiscal year reflect payments charged against the accrual.

While final resolution of these contingencies could result in costs different than current accruals, management believes the ultimate outcome will not have a significant effect on the Company's consolidated results of operations or financial position.

## ACQUISITIONS:

### Fiscal 2011

Acquisition spending, net of cash acquired, during the year ended September 30, 2011 totaled $84.4 million. The acquisitions were not individually material to the Company's consolidated financial position or results of operations, and primarily included the following:

In August 2011, the Company acquired Lightning Pick Technologies, Inc. ("LPT"), a manufacturer that develops, installs and supports paperless order fulfillment solutions. The transaction is intended to expand the Company's presence and product breadth in the marking products industry.

In July 2011, the Company entered into an agreement to acquire a 70% interest in Kroma, a leading provider of pre-press services and roto-gravure printing cylinders in Turkey. The acquisition is designed to further extend Matthews' presence as the leading provider of reprographic pre-press products and services to the European packaging and tobacco markets. The Company completed the purchase of a 61.5% interest in July 2011 and the additional 8.5% interest will be purchased in fiscal 2012. In addition, the Company entered into an option agreement related to the remaining 30% interest in Kroma.

In April 2011, the Company completed the purchase of the remaining 22% interest in Saueressig for 19.3 million Euros ($27.4 million), completing the option agreement in connection with the May 2008 acquisition of a 78% interest in Saueressig.

In March 2011, the Company acquired Innovative Picking Technologies, Inc. ("IPTI"), a manufacturer of paperless order fulfillment systems. The transaction is intended to expand the Company's presence and product breadth in the marking products industry.

In October 2010, the Company acquired Freeman Metal Products, Inc. and its affiliated companies ("Freeman"), a manufacturer and distributor of caskets. The purchase price for the acquisition was $22.8 million, plus additional consideration up to $6.0 million contingent on operating performance over the next three years. The transaction is intended to provide synergies in the manufacturing and distribution of caskets and expand the Company's market presence in the Southeast and South Central regions of the United States.

In October 2010, the Company acquired the remaining 25% interest in Rudolf Reproflex GmbH & Co. KG ("Reproflex"). The Company acquired a 75% interest in Reproflex in 2001.

### Fiscal 2010:

Acquisition spending, net of cash acquired, during the year ended September 30, 2010 totaled $32.3 million. The acquisitions primarily included the following:

In August 2010, the Company acquired Newmark of Colorado and its affiliated companies ("Newmark"), a distributor of primarily York brand caskets in the West region of the United States. The transaction was designed as an asset purchase and was intended to expand the Company's casket distribution capabilities in the western United States.

In April 2010, the Company acquired Reynoldsville Casket Company ("Reynoldsville"), a manufacturer and distributor of caskets primarily in the Northeast region of the United States. The acquisition was structured as an asset purchase and was intended to expand the Company's casket distribution capabilities in the northeastern United States.

In March 2010, the Company acquired an 80% interest in Furnace Construction Cremators Limited ("FCC"), a manufacturer of cremation equipment located in the United Kingdom. The acquisition was designed to expand the Company's global presence in the European cremation markets.

In February 2010, the Company acquired A.J. Distribution, Inc. ("A.J. Distribution"), a distributor of primarily York brand caskets in the Northwest region of the United States. The transaction was structured as an asset purchase and was intended to expand the Company's casket distribution capabilities in the northwestern United States.

In December 2009, the Company acquired UMP, primarily a supplier of granite memorial products and caskets in the West region of the United States. The transaction was structured as an asset purchase and was designed to extend Matthews' presence in the broad granite market.

**Fiscal 2009:**

Acquisition spending, net of cash acquired, during the year ended September 30, 2009 totaled $11.0 million. The acquisitions primarily included the following:

In July 2009, the Company acquired an 80% interest in Tact Group Limited, a small graphics business headquartered in Hong Kong. The acquisition was intended to expand the Company's graphics imaging capabilities in Asia.

In December 2008, the Company acquired an 80% interest in Gem Matthews International s.r.l., a cremation equipment manufacturer in Italy. The acquisition was intended to expand Matthews' cremation equipment manufacturing capabilities in Europe.

## FORWARD-LOOKING INFORMATION:

Matthews has a three-pronged strategy to attain annual growth in earnings per share. This strategy, which has remained unchanged from prior years, consists of the following: internal growth (which includes organic growth, productivity improvements, new product development and the expansion into new markets with existing products), acquisitions and share repurchases under the Company's stock repurchase program (see "Liquidity and Capital Resources"). For the past ten fiscal years, the Company has achieved an average annual increase in earnings per share of 10.9%.

For fiscal 2012, the Company continues to face several challenges. The uneven pace of the economic recovery will influence the pace of growth for all segments. Recent financial market issues in Europe could affect several of the countries in which the Company operates, which may also have an unfavorable impact on currency exchange rates. In addition, the Memorialization businesses continue to operate in a climate of relatively flat death rates, competitive pressures on pricing and product mix, and volatile commodity costs. However, the Company is continuously working on productivity and cost reduction initiatives to strengthen all of its businesses. In addition, recent acquisitions are expected to favorably impact fiscal 2012 results.

On this basis, the Company currently estimates fiscal 2012 earnings per share to grow in the mid-single digit percentage range over fiscal 2011 (excluding unusual items from both years). Based on current forecasts, earnings for the fiscal 2012 first quarter are expected to be lower than the fiscal 2011 first quarter, with the projected growth for the remainder of the fiscal year sufficient to achieve the Company s objective for the full fiscal year.

## CRITICAL ACCOUNTING POLICIES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, economic conditions, and in some cases, actuarial techniques. Actual results may differ from those estimates. A discussion of market risks affecting the Company can be found in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," of this Annual Report on Form 10-K.

The Company's significant accounting policies are included in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Management believes that the application of these policies on a consistent basis enables the Company to provide useful and reliable financial information about the Company's operating results and financial condition. The following accounting policies involve significant estimates, which were considered critical to the preparation of the Company's consolidated financial statements for the year ended September 30, 2011.

### Trade Receivables and Allowance for Doubtful Accounts:

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to such receivables that are more than 30 days past due. The allowance for doubtful accounts is based on an evaluation of specific customer accounts for which available facts and circumstances indicate collectibility may be uncertain. In addition, the allowance includes a reserve for all customers based on historical collection experience.

### Long-Lived Assets:

Property, plant and equipment, goodwill and other intangible assets are carried at cost. Depreciation on property, plant and equipment is computed primarily on the straight-line method over the estimated useful lives of the assets. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets is determined by evaluating the estimated undiscounted net cash flows of the operations to which the assets relate. An impairment loss would be recognized when the carrying amount of the assets exceeds the fair value which is based on a discounted cash flow analysis.

Goodwill is not amortized, but is subject to periodic review for impairment. In general, when the carrying value of a reporting unit exceeds its implied fair value, an impairment loss must be recognized. For purposes of testing for impairment, the Company uses a combination of valuation techniques, including discounted cash flows. Intangible assets are amortized over their estimated useful lives, unless such lives are considered to be indefinite. A significant decline in cash flows generated from these assets may result in a write-down of the carrying values of the related assets. The Company performed its annual impairment reviews in the second quarters of fiscal 2011, 2010 and 2009 and determined that no adjustments to the carrying values of goodwill or other intangibles with indefinite lives were necessary at those times.

### Share-Based Payment:

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

**Pension and Postretirement Benefits:**

Pension assets and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets and the discount rate used to determine the present value of benefit obligations. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets, the expected return on plan assets and changes in the selected discount rate will affect the amount of pension cost.

The Company's principal pension plan maintains a substantial portion of its assets in equity securities in accordance with the investment policy established by the Company's pension board. Based on an analysis of the historical performance of the plan's assets and information provided by its independent investment advisor, the Company set the long-term rate of return assumption for these assets at 8.0% at September 30, 2011 for purposes of determining pension cost and funded status. The Company's discount rate assumption used in determining the present value of the projected benefit obligation is based upon published indices as of September 30, 2011 and September 30, 2010 for the fiscal year end valuation. The discount rate was 4.75%, 5.25% and 5.50% in fiscal 2011, 2010 and 2009, respectively.

**Environmental:**

Environmental liabilities are recorded when the Company's obligation is probable and reasonably estimable. Accruals for losses from environmental remediation obligations do not consider the effects of inflation and anticipated expenditures are not discounted to their present value.

**Revenue Recognition:**

Revenues are generally recognized when title and risk of loss pass to the customer, which is typically at the time of product shipment. For pre-need sales of memorials and vases, revenue is recognized when the memorial has been manufactured to the customer's specifications (e.g., name and birth date), title has been transferred to the customer and the memorial and vase are placed in storage for future delivery. A liability has been recorded for the estimated costs of finishing pre-need bronze memorials and vases that have been manufactured and placed in storage prior to July 1, 2003 for future delivery. Beginning July 1, 2003, revenue is deferred by the Company on the portion of pre-need sales attributable to the final finishing and storage of the pre-need merchandise. Deferred revenue for final finishing is recognized at the time the pre-need merchandise is finished and shipped to the customer. Deferred revenue related to storage is recognized on a straight-line basis over the estimated average time that pre-need merchandise is held in storage. At September 30, 2011, the Company held 333,174 memorials and 236,460 vases in its storage facilities under the pre-need sales program.

Construction revenues are recognized under the percentage-of-completion method of accounting using the cost-to-cost method.

The Company offers rebates to certain customers participating in volume purchase programs. Rebates are estimated and recorded as a reduction in sales at the time the Company's products are sold.

## LONG-TERM CONTRACTUAL OBLIGATIONS AND COMMITMENTS:

The following table summarizes the Company's contractual obligations at September 30, 2011, and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

| | | Payments due in fiscal year: | | | |
|---|---|---|---|---|---|
| | Total | 2012 | 2013 to 2014 | 2015 to 2016 | After 2016 |
| | (Dollar amounts in thousands) | | | | |
| Contractual Cash Obligations: | | | | | |
| Revolving credit facilities | $281,593 | $ — | $ — | $281,593 | $ — |
| Notes payable to banks | 31,193 | 15,299 | 14,588 | 1,214 | 92 |
| Short-term borrowings | 661 | 661 | — | — | — |
| Capital lease obligations | 3,865 | 2,165 | 1,700 | — | — |
| Non-cancelable operating leases | 20,110 | 7,957 | 8,754 | 2,935 | 464 |
| Total contractual cash obligations | $337,422 | $26,082 | $25,042 | $285,742 | $556 |

A significant portion of the loans included in the table above bear interest at variable rates. At September 30, 2011, the weighted-average interest rate was 2.59% on the Company's domestic Revolving Credit Facility, 2.38% on the credit facility through the Company's wholly-owned German subsidiaries, 3.11% on bank loans to the Company's wholly-owned subsidiary, Matthews International S.p.A., 6.05% on bank loans to its wholly-owned subsidiary, Saueressig, and 9.27% on bank loans to its majority-owned subsidiary, Kroma.

Benefit payments under the Company's principal retirement plan are made from plan assets, while benefit payments under the supplemental retirement plan and postretirement benefit plan are funded from the Company's operating cash. Under IRS regulations, the Company was not required to make any significant contributions to its principal retirement plan in fiscal 2011, however, in fiscal 2011, the Company made a contribution of $9.0 million to its principal retirement plan. The Company is not required to make any significant cash contributions to its principal retirement plan in fiscal 2012. The Company estimates that benefit payments to participants under its retirement plans (including its supplemental retirement plan) and postretirement benefit payments will be approximately $6.0 million and $1.1 million, respectively, in fiscal 2012. The amounts are expected to increase incrementally each year thereafter, to $7.6 million and $1.5 million in 2016. The Company believes that its current liquidity sources, combined with its operating cash flow and borrowing capacity, will be sufficient to meet its capital needs for the foreseeable future.

In connection with its July 2011 acquisition of a 70% interest in Kroma, the Company entered into an option agreement related to the remaining 30% interest in Kroma. The option agreement contains put and call provisions for the purchase of the remaining 30% interest in future years at a price to be determined by a formula based upon future operating results of Kroma. The Company has recorded an estimate of $10.2 million in "Arrangement with noncontrolling interest" on the September 30, 2011 Consolidated Balance Sheet representing the current estimate of the future purchase price. The timing of the exercise of the put and call provisions is not presently determinable.

Unrecognized tax benefits are positions taken, or expected to be taken, on an income tax return that may result in additional payments to tax authorities. If a tax authority agrees with the tax position taken, or expected to be taken, or the applicable statute of limitations expires, then additional payments will not be necessary. As of September 30, 2011, the Company had unrecognized tax benefits, excluding penalties and interest, of approximately $2.9 million. The timing of potential future payments related to the unrecognized tax benefits is not presently determinable.

## INFLATION:

Except for the volatility in the cost of bronze ingot, steel and fuel (see "Results of Operations"), inflation has not had a material impact on the Company over the past three years nor is it anticipated to have a material impact for the foreseeable future.

## RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In September 2011, the Financial Accounting Standards Board ("FASB") issued an amendment to the guidance for goodwill and other intangibles. The amendment applies to the goodwill impairment test and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more likely than not threshold is defined as a likelihood of more than 50 percent. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. This amendment will be adopted by the Company for the quarter ended March 31, 2012. Upon adoption, this amendment is not expected to have a material effect on the financial statements.

In June 2011, the FASB issued an amendment to the guidance on the presentation of comprehensive income. The amendment requires that comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and other comprehensive income are presented. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company is evaluating the impact of this amendment on its financial statements and the timing of its adoption.

In May 2011, the FASB issued an amendment to revise the wording used to describe many of the requirements for measuring fair value and disclosing information about fair value measurements. This amendment clarifies the FASB's intention about the application of fair value. In addition, the amendment changes certain principles or requirements for measuring fair value and disclosure of such measurements. The amendment is effective for annual and interim reporting periods beginning after December 15, 2011, and will be adopted by the Company for the quarter ended March 31, 2012. Upon adoption, this amendment is not expected to have a material effect on the financial statements.

In December 2010, the FASB issued an amendment to the disclosure requirements for business combinations. This amendment specifies that if comparative financial statements are presented in connection with a business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the disclosure requirement to include the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination. The amendment is effective for business combinations consummated on or before the beginning of the first annual reporting period beginning on or after December 15, 2010, and early adoption is permitted. This amendment will be adopted by the Company for the fiscal year ended September 30, 2012. Upon adoption, this amendment is not expected to have a material effect on the financial statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The following discussion about the Company's market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company has market risk related to changes in interest rates, commodity prices and foreign currency exchange rates. The Company does not generally use derivative financial instruments in connection with these market risks, except as noted below.

**Interest Rates** – The Company's most significant long-term debt instrument is the domestic Revolving Credit Facility, which bears interest at variable rates based on LIBOR.

The Company has entered into the following interest rate swaps:

| Effective Date | Amount | Fixed Interest Rate | Interest Rate Spread at September 30, 2011 | Maturity Date |
|---|---|---|---|---|
| September 2007 | $25 million | 4.77% | 1.25% | September 2012 |
| May 2008 | 20 million | 3.72% | 1.25% | September 2012 |
| October 2008 | 20 million | 3.46% | 1.25% | October 2011 |
| May 2011 | 25 million | 1.37% | 1.25% | May 2014 |
| October 2011 | 25 million | 1.67% | 1.25% | October 2015 |
| November 2011 | 25 million | 2.13% | 1.25% | November 2014 |
| March 2012 | 25 million | 2.44% | 1.25% | March 2015 |
| September 2012 | 25 million | 3.03% | 1.25% | December 2015 |
| November 2012 | 25 million | 1.33% | 1.25% | November 2015 |

The interest rate swaps have been designated as cash flow hedges of the future variable interest payments under the Revolving Credit Facility which are considered probable of occurring. Based on the Company's assessment, all the critical terms of each of the hedges matched the underlying terms of the hedged debt and related forecasted interest payments, and as such, these hedges were considered highly effective.

The fair value of the interest rate swaps reflected an unrealized loss of $7.2 million ($4.4 million after tax) at September 30, 2011 that is included in equity as part of accumulated other comprehensive loss. A decrease of 10% in market interest rates (e.g. a decrease from 5.0% to 4.5%) would result in an increase of approximately $789,000 in the fair value liability of the interest rate swaps.

**Commodity Price Risks** – In the normal course of business, the Company is exposed to commodity price fluctuations related to the purchases of certain materials and supplies (such as bronze ingot, steel, fuel and wood) used in its manufacturing operations. The Company obtains competitive prices for materials and supplies when available. In addition, based on competitive market conditions and to the extent that the Company has established pricing terms with customers through contracts or similar arrangements, the Company's ability to immediately increase the price of its products to offset the increased costs may be limited.

**Foreign Currency Exchange Rates** – The Company is subject to changes in various foreign currency exchange rates, primarily including the Euro, British Pound, Canadian Dollar, Australian Dollar, Swedish Krona, Chinese Yuan, Hong Kong Dollar, Polish Zloty, Turkish Lira and Vietnamese Dong in the conversion from local currencies to the U.S. dollar of the reported financial position and operating results of its non-U.S. based subsidiaries. An adverse change (strengthening dollar) of 10% in exchange rates would have resulted in a decrease in reported sales of $34.7 million and a decrease in reported operating income of $4.0 million for the year ended September 30, 2011.

**Actuarial Assumptions** – The most significant actuarial assumptions affecting pension expense and pension obligations include the valuation of retirement plan assets, the discount rate and the estimated return on plan assets. The estimated return on plan assets is currently based upon projections provided by the Company's independent investment advisor, considering the investment policy of the plan and the plan's asset allocation. The fair value of plan assets and discount rate are "point-in-time" measures, and the recent volatility of the debt and equity markets makes estimating future changes in fair value of plan assets and discount rates more challenging. The following table summarizes the impact on the September 30, 2011 actuarial valuations of changes in the primary assumptions affecting the Company's retirement plans and supplemental retirement plan.

**Impact of Changes in Actuarial Assumptions**

| | Change in Discount Rate | | Change in Expected Return | | Change in Market Value of Assets | |
|---|---|---|---|---|---|---|
| | +1% | -1% | +1% | -1% | +5% | -5% |
| | (Dollar amounts in Thousands) | | | | | |
| Increase (decrease) in net benefit cost | $ (2,259) | $ 2,729 | $(915) | $915 | $ (833) | $ 833 |
| Increase (decrease) in projected benefit obligation | (20,183) | 24,973 | — | — | — | — |
| Increase (decrease) in funded status | 20,183 | (24,973) | — | — | 4,711 | (4,711) |

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


| Description | Pages |
|---|---|
| Management's Report to Shareholders | 35 |
| Report of Independent Registered Public Accounting Firm | 36 |
| Financial Statements: | |
| Consolidated Balance Sheets as of September 30, 2011 and 2010 | 37-38 |
| Consolidated Statements of Income for the years ended September 30, 2011, 2010 and 2009 | 39 |
| Consolidated Statements of Shareholders' Equity for the years ended September 30, 2011, 2010 and 2009 | 40 |
| Consolidated Statements of Cash Flows for the years ended September 30, 2011, 2010 and 2009 | 41 |
| Notes to Consolidated Financial Statements | 42-66 |
| Supplementary Financial Information (unaudited) | 67 |
| Financial Statement Schedule – Schedule II-Valuation and Qualifying Accounts for the years ended September 30, 2011, 2010 and 2009 | 68 |

# MANAGEMENT'S REPORT TO SHAREHOLDERS

To the Shareholders and Board of Directors of
Matthews International Corporation:

## Management's Report on Financial Statements

The accompanying consolidated financial statements of Matthews International Corporation and its subsidiaries (collectively, the "Company") were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in this Annual Report on Form 10-K is consistent with that in the financial statements.

## Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting management has conducted an assessment using the criteria in *Internal Control – Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's internal controls over financial reporting include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2011, based on criteria in *Internal Control – Integrated Framework* issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of September 30, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

## Management's Certifications

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required by the Sarbanes-Oxley Act have been included as Exhibits 31 and 32 in the Company's Form 10-K.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Matthews International Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Matthews International Corporation and its subsidiaries at September 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
November 22, 2011

# MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
### September 30, 2011 and 2010

(Dollar amounts in thousands, except per share data)

| ASSETS | 2011 | 2010 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 60,271 | $ 59,715 |
| Short-term investments | 1,391 | 1,395 |
| Accounts receivable, net of allowance for doubtful accounts of $10,736 and $11,261, respectively | 164,738 | 151,038 |
| Inventories | 125,567 | 107,926 |
| Deferred income taxes | 1,722 | 1,666 |
| Other current assets | 16,157 | 13,915 |
| Total current assets | 369,846 | 335,655 |
| Investments | 15,105 | 13,642 |
| Property, plant and equipment, net | 134,504 | 129,750 |
| Deferred income taxes | 33,818 | 30,555 |
| Other assets | 16,354 | 21,101 |
| Goodwill | 465,003 | 405,180 |
| Other intangible assets, net | 62,825 | 57,942 |
| Total assets | $1,097,455 | $993,825 |

The accompanying notes are an integral part of these consolidated financial statements.

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS, continued

### September 30, 2011 and 2010

(Dollar amounts in thousands, except per share data)

| LIABILITIES AND SHAREHOLDERS' EQUITY | 2011 | 2010 |
|---|---|---|
| Current liabilities: | | |
| Long-term debt, current maturities | $ 18,014 | $ 12,073 |
| Trade accounts payable | 46,655 | 36,308 |
| Accrued compensation | 31,339 | 39,062 |
| Accrued income taxes | 10,272 | 12,984 |
| Other current liabilities | 55,461 | 47,686 |
| Total current liabilities | 161,741 | 148,113 |
| Long-term debt | 299,170 | 225,256 |
| Accrued pension | 66,714 | 50,276 |
| Postretirement benefits | 26,417 | 23,307 |
| Deferred income taxes | 17,007 | 15,950 |
| Environmental reserve | 5,406 | 5,961 |
| Other liabilities | 42,745 | 31,234 |
| Total liabilities | 619,200 | 500,097 |
| Arrangement with noncontrolling interest | 10,162 | — |
| Shareholders' equity – Matthews: | | |
| Class A common stock, $1.00 par value; authorized 70,000,000 shares; 36,333,992 shares issued | 36,334 | 36,334 |
| Preferred stock, $100 par value, authorized 10,000 shares, none issued | — | — |
| Additional paid-in capital | 48,554 | 48,294 |
| Retained earnings | 681,658 | 621,923 |
| Accumulated other comprehensive loss | (58,658) | (37,136) |
| Treasury stock, 7,884,190 and 6,855,669 shares, respectively, at cost | (243,246) | (207,470) |
| Total shareholders' equity – Matthews | 464,642 | 461,945 |
| Noncontrolling interests | 3,451 | 31,783 |
| Total shareholders' equity | 468,093 | 493,728 |
| Total liabilities and shareholders' equity | $1,097,455 | $993,825 |

The accompanying notes are an integral part of these consolidated financial statements.

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

### for the years ended September 30, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Sales | $898,821 | $821,829 | $780,908 |
| Cost of sales | (547,161) | (498,442) | (486,131) |
| Gross profit | 351,660 | 323,387 | 294,777 |
| Selling expense | (99,251) | (91,215) | (83,576) |
| Administrative expense | (133,893) | (115,591) | (110,190) |
| Operating profit | 118,516 | 116,581 | 101,011 |
| Investment income | 1,443 | 2,536 | 2,048 |
| Interest expense | (8,241) | (7,419) | (12,053) |
| Other income (deductions), net | 298 | (1,285) | (12) |
| Income before income taxes | 112,016 | 110,413 | 90,994 |
| Income taxes | (38,556) | (38,639) | (31,313) |
| Net income | 73,460 | 71,774 | 59,681 |
| Less: net income attributable to noncontrolling interests | (1,088) | (2,717) | (1,949) |
| Net income attributable to Matthews shareholders | $ 72,372 | $ 69,057 | $ 57,732 |
| Earnings per share attributable to Matthews shareholders: | | | |
| Basic | $2.47 | $2.32 | $1.91 |
| Diluted | $2.46 | $2.31 | $1.90 |

The accompanying notes are an integral part of these consolidated financial statements.

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
### for the years ended September 30, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) (net of tax) | Treasury Stock | Non-controlling Interests | Total |
|---|---|---|---|---|---|---|---|
| Balance, September 30, 2008 | $36,334 | $47,250 | $511,130 | $ (2,979) | $(157,780) | $ 4,963 | $438,918 |
| Net income | — | — | 57,732 | — | — | 1,949 | 59,681 |
| Minimum pension liability | — | — | (702) | (28,430) | — | — | (29,132) |
| Translation adjustment | — | — | — | 4,189 | — | 55 | 4,244 |
| Fair value of derivatives | — | — | — | (2,664) | — | — | (2,664) |
| Total comprehensive income | | | | | | | 32,129 |
| Stock-based compensation | — | 5,822 | — | — | — | — | 5,822 |
| Purchase of 796,916 shares treasury stock | — | — | — | — | (28,813) | — | (28,813) |
| Issuance of 241,016 shares treasury stock | — | (5,636) | — | — | 7,139 | — | 1,503 |
| Dividends, $.265 per share | — | — | (8,199) | — | — | — | (8,199) |
| Distribution to noncontrolling interests | — | — | — | — | — | (2,291) | (2,291) |
| Arrangement-noncontrolling interest | — | — | (175) | — | — | — | (175) |
| Balance, September 30, 2009 | 36,334 | 47,436 | 559,786 | (29,884) | (179,454) | 4,676 | 438,894 |
| Net income | — | — | 69,057 | — | — | 2,717 | 71,774 |
| Minimum pension liability | — | — | — | 3,929 | — | — | 3,929 |
| Translation adjustment | — | — | — | (11,952) | — | 901 | (11,051) |
| Fair value of derivatives | — | — | — | 771 | — | — | 771 |
| Total comprehensive income | | | | | | | 65,423 |
| Stock-based compensation | — | 6,567 | — | — | — | — | 6,567 |
| Purchase of 1,070,173 shares treasury stock | — | — | — | — | (35,305) | — | (35,305) |
| Issuance of 246,178 shares treasury stock | — | (5,709) | — | — | 7,289 | — | 1,580 |
| Dividends, $.29 per share | — | — | (8,688) | — | — | — | (8,688) |
| Distribution to noncontrolling interests | — | — | — | — | — | (234) | (234) |
| Arrangement-noncontrolling interest | — | — | 1,768 | — | — | 23,723 | 25,491 |
| Balance, September 30, 2010 | 36,334 | 48,294 | 621,923 | (37,136) | (207,470) | 31,783 | 493,728 |
| Net income | — | — | 72,372 | — | — | 1,088 | 73,460 |
| Minimum pension liability | — | — | — | (11,255) | — | — | (11,255) |
| Translation adjustment | — | — | — | (8,607) | — | 523 | (8,084) |
| Fair value of derivatives | — | — | — | (1,660) | — | — | (1,660) |
| Total comprehensive income | | | | | | | 52,461 |
| Stock-based compensation | — | 6,972 | — | — | — | — | 6,972 |
| Purchase of 1,319,375 shares treasury stock | — | — | — | — | (44,567) | — | (44,567) |
| Issuance of 290,854 shares treasury stock | — | (6,712) | — | — | 8,791 | — | 2,079 |
| Dividends, $.33 per share | — | — | (9,632) | — | — | — | (9,632) |
| Distribution to noncontrolling interests | — | — | — | — | — | (6,220) | (6,220) |
| Arrangement-noncontrolling interest | — | — | (3,005) | — | — | (23,723) | (26,728) |
| Balance, September 30, 2011 | $36,334 | $48,554 | $681,658 | $(58,658) | $(243,246) | $ 3,451 | $468,093 |

The accompanying notes are an integral part of these consolidated financial statements.

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### for the years ended September 30, 2011, 2010 and 2009

(Dollar amounts in thousands, except per share data)

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 73,460 | $ 71,774 | $59,681 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 27,661 | 27,322 | 30,292 |
| Stock-based compensation expense | 6,972 | 6,567 | 5,822 |
| Increase in deferred taxes | 9,481 | 4,299 | 7,506 |
| Gain on sale of investments | (50) | (715) | (466) |
| (Gain) loss on sale of assets | (2,782) | 171 | 190 |
| Changes in working capital items | (23,093) | (65) | (1,831) |
| Decrease (increase) in other assets | 4,787 | (3,176) | (2,245) |
| Decrease in other liabilities | (2,007) | (1,415) | (488) |
| Increase (decrease) in pension and postretirement benefit obligations | 1,135 | 1,725 | (7,603) |
| Net cash provided by operating activities | 95,564 | 106,487 | 90,858 |
| Cash flows from investing activities: | | | |
| Capital expenditures | (22,440) | (21,437) | (19,410) |
| Acquisitions, net of cash acquired | (84,369) | (32,323) | (10,953) |
| Proceeds from dispositions of assets | 1,463 | 196 | 295 |
| Purchases of investment securities | (1,639) | (1,616) | (2,620) |
| Proceeds from dispositions of investments | 173 | 926 | — |
| Net cash used in investing activities | (106,812) | (54,254) | (32,688) |
| Cash flows from financing activities: | | | |
| Proceeds from long-term debt | 117,107 | 58,465 | 54,128 |
| Payments on long-term debt | (48,214) | (67,307) | (69,791) |
| Purchases of treasury stock | (44,567) | (35,305) | (28,762) |
| Proceeds from the sale of treasury stock | 1,859 | 1,502 | 1,206 |
| Tax benefit on exercised stock options | 70 | 78 | 111 |
| Dividends | (9,632) | (8,688) | (8,199) |
| Distributions to noncontrolling interests | (6,220) | (234) | (2,291) |
| Net cash provided by (used in) financing activities | 10,403 | (51,489) | (53,598) |
| Effect of exchange rate changes on cash | 1,401 | 1,239 | 2,493 |
| Net change in cash and cash equivalents | 556 | 1,983 | 7,065 |
| Cash and cash equivalents at beginning of year | 59,715 | 57,732 | 50,667 |
| Cash and cash equivalents at end of year | $ 60,271 | $ 59,715 | $57,732 |
| Cash paid during the year for: | | | |
| Interest | $ 8,367 | $ 7,605 | $12,550 |
| Income taxes | 35,359 | 35,291 | 26,032 |

The accompanying notes are an integral part of these consolidated financial statements.

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

### 1. NATURE OF OPERATIONS:

Matthews International Corporation ("Matthews" or the "Company"), founded in 1850 and incorporated in Pennsylvania in 1902, is a designer, manufacturer and marketer principally of memorialization products and brand solutions. Memorialization products consist primarily of bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries. Brand solutions include graphics imaging products and services, marking products and merchandising solutions. The Company's products and operations are comprised of six business segments: Bronze, Casket, Cremation, Graphics Imaging, Marking Products and Merchandising Solutions. The Bronze segment is a leading manufacturer of cast bronze and granite memorials and other memorialization products, cast and etched architectural products and is a leading builder of mausoleums in the United States. The Casket segment is a leading casket manufacturer and distributor in North America and produces a wide variety of wood and metal caskets. The Cremation segment is a leading designer and manufacturer of cremation equipment in North America and Europe, and cremation caskets primarily in North America. Effective October 1, 2011 the cremation casket manufacturing operation will be included in the Casket segment. The Graphics Imaging segment manufactures and provides brand management, printing plates, gravure cylinders, pre-press services and imaging services for the primary packaging and corrugated industries. The Marking Products segment designs, manufactures and distributes a wide range of marking and coding equipment and consumables, and industrial automation products for identifying, tracking and conveying various consumer and industrial products, components and packaging containers. The Merchandising Solutions segment designs and manufactures merchandising displays and systems and provides creative merchandising and marketing solutions services.

The Company has manufacturing, distribution and marketing facilities in the United States, Mexico, Canada, Europe, Australia and Asia.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

#### Principles of Consolidation:

The consolidated financial statements include all domestic and foreign subsidiaries in which the Company maintains an ownership interest and has operating control. All intercompany accounts and transactions have been eliminated.

#### Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Foreign Currency:

The functional currency of the Company's foreign subsidiaries is the local currency. Balance sheet accounts for foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the consolidated balance sheet date. Gains or losses that result from this process are recorded in accumulated other comprehensive income (loss). The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevailed during the period. Gains and losses from foreign currency transactions are recorded in other income (deductions), net.

(Dollar amounts in thousands, except per share data)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Cash and Cash Equivalents:

For purposes of the consolidated statements of cash flows, the Company considers all investments purchased with a remaining maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments.

### Trade Receivables and Allowance for Doubtful Accounts:

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to such receivables that are more than 30 days past due. The allowance for doubtful accounts is based on an evaluation of specific customer accounts for which available facts and circumstances indicate collectibility may be uncertain. In addition, the allowance includes a reserve for all customers based on historical collection experience.

### Inventories:

Inventories are stated at the lower of cost or market with cost generally determined under the average cost method.

### Property, Plant and Equipment:

Property, plant and equipment are carried at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets, which generally range from 10 to 45 years for buildings and 3 to 12 years for machinery and equipment. Gains or losses from the disposition of assets are reflected in operating profit. The cost of maintenance and repairs is charged against income as incurred. Renewals and betterments of a nature considered to extend the useful lives of the assets are capitalized. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets is determined by evaluating the estimated undiscounted net cash flows of the operations to which the assets relate. An impairment loss would be recognized when the carrying amount of the assets exceeds the fair value which is based on a discounted cash flow analysis.

### Goodwill and Other Intangible Assets:

Goodwill and intangible assets with indefinite lives are not amortized but are subject to annual review for impairment. Other intangible assets are amortized over their estimated useful lives, ranging from 2 to 20 years. In general, when the carrying value of a reporting unit exceeds its implied fair value, an impairment loss must be recognized. For purposes of testing for impairment, the Company uses a combination of valuation techniques, including discounted cash flows. A significant decline in cash flows generated from these assets may result in a write-down of the carrying values of the related assets.

### Environmental:

Costs that mitigate or prevent future environmental issues or extend the life or improve equipment utilized in current operations are capitalized and depreciated on a straight-line basis over the estimated useful lives of the related assets. Costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's obligation is probable and reasonably estimable. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Treasury Stock:

Treasury stock is carried at cost. The cost of treasury shares sold is determined under the average cost method.

### Income Taxes:

Deferred tax assets and liabilities are provided for the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred income taxes for U.S. tax purposes have not been provided on certain undistributed earnings of foreign subsidiaries, as such earnings are considered to be reinvested indefinitely. To the extent earnings are expected to be returned in the foreseeable future, the associated deferred tax liabilities are provided.

### Revenue Recognition:

Revenues are generally recognized when title and risk of loss pass to the customer, which is typically at the time of product shipment. For pre-need sales of memorials and vases, revenue is recognized when the memorial has been manufactured to the customer's specifications (e.g., name and birth date), title has been transferred to the customer and the memorial and vase are placed in storage for future delivery. A liability has been recorded for the estimated costs of finishing pre-need bronze memorials and vases that have been manufactured and placed in storage prior to July 1, 2003 for future delivery. Beginning July 1, 2003, revenue is deferred by the Company on the portion of pre-need sales attributable to the final finishing and storage of the pre-need merchandise. Deferred revenue for final finishing is recognized at the time the pre-need merchandise is finished and shipped to the customer. Deferred revenue related to storage is recognized on a straight-line basis over the estimated average time that pre-need merchandise is held in storage.

At September 30, 2011, the Company held 333,174 memorials and 236,460 vases in its storage facilities under the pre-need sales program.

Construction revenues are recognized under the percentage-of-completion method of accounting using the cost-to-cost method.

The Company offers rebates to certain customers participating in volume purchase programs. Rebates are estimated and recorded as a reduction in sales at the time the Company's products are sold.

### Share-Based Payment:

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

### Derivatives and Hedging:

Derivatives are held as part of a formal documented hedging program. All derivatives are straight forward and held for purposes other than trading. Matthews measures effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value or future cash flows of the hedged item. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains and losses on the derivative will be recorded in other income (deductions) at that time.

Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss), net of tax, and are reclassified to earnings in a manner consistent with the underlying hedged item. The cash flows from derivative activities are recognized in the statement of cash flows in a manner consistent with the underlying hedged item.

(Dollar amounts in thousands, except per share data)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Research and Development Expenses:

Research and development costs are expensed as incurred and were approximately $1,705, $1,910 and $2,200 for the years ended September 30, 2011, 2010 and 2009, respectively.

### Earnings Per Share:

Basic earnings per share is computed by dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed using the treasury stock method, which assumes the issuance of common stock for all dilutive securities.

## 3. FAIR VALUE MEASUREMENTS:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a three level fair value hierarchy to prioritize the inputs used in valuations, as defined below:

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

As of September 30, 2011, the fair values of the Company's assets and liabilities measured on a recurring basis are categorized as follows:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Short term investments | $ 1,391 | — | — | $ 1,391 |
| Trading securities | 13,426 | — | — | 13,426 |
| Total assets at fair value | $14,817 | — | — | $14,817 |
| Liabilities: | | | | |
| Derivatives[1] | — | $7,161 | — | $ 7,161 |
| Total liabilities at fair value | — | $7,161 | — | $ 7,161 |

[1]Interest rate swaps are valued based on observable market swap rates and are classified within Level 2 of the fair value hierarchy.

(Dollar amounts in thousands, except per share data)

## 4. INVENTORIES:

Inventories at September 30, 2011 and 2010 consisted of the following:

| | 2011 | 2010 |
|---|---|---|
| Raw materials | $ 35,692 | $ 28,266 |
| Work in process | 21,461 | 14,159 |
| Finished goods | 68,414 | 65,501 |
| | $125,567 | $107,926 |

## 5. INVESTMENTS:

Investment securities are recorded at estimated market value at the consolidated balance sheet date and are classified as trading securities. Short-term investments consisted principally of corporate obligations with purchased maturities of over three months but less than one year. The cost of short-term investments approximated market value at September 30, 2011 and 2010. Accrued interest on these investment securities was classified with short-term investments. Investments classified as non-current and trading securities consisted of equity and fixed income mutual funds.

At September 30, 2011 and 2010, non-current investments were as follows:

| | 2011 | 2010 |
|---|---|---|
| Trading securities: | | |
| Mutual funds | $13,426 | $11,770 |
| Equity and other investments | 1,679 | 1,872 |
| | $15,105 | $13,642 |

Non-current investments classified as trading securities are recorded at market value. At September 30, 2011 and 2010, cost exceeded market value by approximately $264 and $685, respectively.

Realized gains and losses are based on the specific identification method and are recorded in investment income. Realized gains (losses) for fiscal 2011, 2010 and 2009 were not material.

Equity investments primarily included ownership interests in various entities of less than 20%, which are recorded under the cost method of accounting.

(Dollar amounts in thousands, except per share data)

## 6. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment and the related accumulated depreciation at September 30, 2011 and 2010 were as follows:

| | 2011 | 2010 |
|---|---|---|
| Buildings | $ 65,010 | $ 64,002 |
| Machinery and equipment | 241,147 | 221,014 |
| | 306,157 | 285,016 |
| Less accumulated depreciation | (196,391) | (178,880) |
| | 109,766 | 106,136 |
| Land | 9,114 | 8,322 |
| Construction in progress | 15,624 | 15,292 |
| | $134,504 | $129,750 |

## 7. LONG-TERM DEBT:

Long-term debt at September 30, 2011 and 2010 consisted of the following:

| | 2011 | 2010 |
|---|---|---|
| Revolving credit facilities | $281,593 | $203,361 |
| Notes payable to banks | 31,193 | 27,359 |
| Short-term borrowings | 661 | 2,829 |
| Capital lease obligations | 3,737 | 3,780 |
| | 317,184 | 237,329 |
| Less current maturities | (18,014) | (12,073) |
| | $299,170 | $225,256 |

In December 2010, the Company entered into a new domestic Revolving Credit Facility with a syndicate of financial institutions. The maximum amount of borrowings available under the new facility is $300,000 and borrowings under the facility bear interest at LIBOR plus a factor ranging from 1.00% to 1.50% based on the Company's leverage ratio. The facility's maturity is December 2015. The new facility replaced the Company's $225,000 Revolving Credit Facility. The leverage ratio is defined as net indebtedness divided by EBITDA (earnings before interest, taxes, depreciation and amortization). The Company is required to pay an annual commitment fee ranging from .20% to .30% (based on the Company's leverage ratio) of the unused portion of the facility.

The Revolving Credit Facility requires the Company to maintain certain leverage and interest coverage ratios. A portion of the facility (not to exceed $25,000) is available for the issuance of trade and standby letters of credit. Outstanding borrowings on the Revolving Credit Facility at September 30, 2011 and 2010 were $250,000 and $187,000, respectively. The weighted-average interest rate on outstanding borrowings at September 30, 2011 and 2010 was 2.59% and 2.69%, respectively.

(Dollar amounts in thousands, except per share data)

**7. LONG-TERM DEBT (continued)**

The Company has entered into the following interest rate swaps:

| Effective Date | Amount | Fixed Interest Rate | Interest Rate Spread at September 30, 2011 | Maturity Date |
|---|---|---|---|---|
| September 2007 | $25,000 | 4.77% | 1.25% | September 2012 |
| May 2008 | 20,000 | 3.72% | 1.25% | September 2012 |
| October 2008 | 20,000 | 3.46% | 1.25% | October 2011 |
| May 2011 | 25,000 | 1.37% | 1.25% | May 2014 |
| October 2011 | 25,000 | 1.67% | 1.25% | October 2015 |
| November 2011 | 25,000 | 2.13% | 1.25% | November 2014 |
| March 2012 | 25,000 | 2.44% | 1.25% | March 2015 |
| September 2012 | 25,000 | 3.03% | 1.25% | December 2015 |
| November 2012 | 25,000 | 1.33% | 1.25% | November 2015 |

The Company enters into interest rate swaps in order to achieve a mix of fixed and variable rate debt that it deems appropriate. The interest rate swaps have been designated as cash flow hedges of the future variable interest payments under the Revolving Credit Facility which are considered probable of occurring. Based on the Company's assessment, all of the critical terms of each of the hedges matched the underlying terms of the hedged debt and related forecasted interest payments, and as such, these hedges were considered highly effective.

The fair value of the interest rate swaps reflected an unrealized loss of $7,161 ($4,368 after tax) at September 30, 2011 that is included in shareholders' equity as part of accumulated other comprehensive loss ("AOCL"). Assuming market rates remain constant with the rates at September 30, 2011, approximately $1,257 of the $4,368 loss included in AOCL is expected to be recognized in earnings as an adjustment to interest expense over the next twelve months.

At September 30, 2011 and 2010, the interest rate swap contracts were reflected as a liability on the balance sheets. The following derivatives are designated as hedging instruments:

**Liability Derivatives**

| Balance Sheet Location: | 2011 | 2010 |
|---|---|---|
| Current liabilities: | | |
| Other current liabilities | $2,061 | $2,623 |
| Long-term liabilities: | | |
| Other liabilities | 5,100 | 1,822 |
| Total derivatives | $7,161 | $4,445 |

(Dollar amounts in thousands, except per share data)

**7. LONG-TERM DEBT (continued)**

The income recognized on derivatives was as follows:

| Derivatives in Cash Flow Hedging Relationships | Location of Gain or (Loss) Recognized in Income on Derivatives | Amount of Loss Recognized in Income on Derivatives | |
|---|---|---|---|
| | | 2011 | 2010 |
| Interest rate swaps | Interest expense | $(2,600) | $(3,669) |

The Company recognized the following gains or losses in AOCL:

| Derivatives in Cash Flow Hedging Relationships | Amount of Loss Recognized in AOCL on Derivatives | | Location of Gain or (Loss) Reclassified from AOCL into Income (Effective Portion*) | Amount of Gain or (Loss) Reclassified from AOCL into Income (Effective Portion*) | |
|---|---|---|---|---|---|
| | 2011 | 2010 | | 2011 | 2010 |
| Interest rate swaps | $(3,246) | $(1,467) | Interest expense | $(1,586) | $(2,238) |

*There is no ineffective portion or amount excluded from effectiveness testing.

The Company, through certain of its German subsidiaries, has a credit facility with a European bank. The maximum amount of borrowings available under this facility is 25.0 million Euros ($33,468). Outstanding borrowings under the credit facility totaled 23.6 million Euros ($31,593) and 12.0 million Euros ($16,400) at September 30, 2011 and 2010, respectively. The weighted-average interest rate on outstanding borrowings under the facility at September 30, 2011 and 2010 was 2.38% and 1.58%, respectively. The facility's maturity is September 2012. The Company has the ability and intent to renew this borrowing upon maturity.

The Company, through its German subsidiary, Saueressig GmbH & Co. KG ("Saueressig"), has several loans with various European banks. Outstanding borrowings on these loans totaled 8.3 million Euros ($11,159) and 7.9 million Euros ($10,816) at September 30, 2011 and 2010, respectively. The weighted-average interest rate on outstanding borrowings of Saueressig at September 30, 2011 and 2010 was 6.05% and 6.18%, respectively.

The Company, through its wholly-owned subsidiary, Matthews International S.p.A., has several loans with various Italian banks. Outstanding borrowings on these loans totaled 8.7 million Euros ($11,611) and 12.1 million Euros ($16,543) at September 30, 2011 and 2010, respectively. Matthews International S.p.A. also has three lines of credit totaling 11.4 million Euros ($15,221) with the same Italian banks. Outstanding borrowings on these lines were 493,000 Euros ($661) and 2.1 million Euros ($2,834) at September 30, 2011 and 2010, respectively. The weighted-average interest rate on outstanding Matthews International S.p.A. borrowings at September 30, 2011 and 2010 was 3.11% and 3.47%, respectively.

The Company, through its Turkish subsidiary, Kroma Pre-Press Preparation Systems Industry & Trade, Inc. ("Kroma"), acquired in July 2011, has several loans with various Turkish banks. Outstanding borrowings on these loans totaled 13.3 million Turkish Lira ($7,184) at September 30, 2011. The weighted-average interest rate on outstanding borrowings of Kroma was 9.27% at September 30, 2011.

(Dollar amounts in thousands, except per share data)

**7. LONG-TERM DEBT (continued)**

As of September 30, 2011 and 2010, the fair value of the Company's long-term debt, including current maturities, approximated carrying value.

Aggregate maturities of long-term debt, including short-term borrowings and capital leases, follows:

| | |
|---|---|
| 2012 | $ 18,014 |
| 2013 | 7,271 |
| 2014 | 9,000 |
| 2015 | 282,245 |
| 2016 | 562 |
| Thereafter | 92 |
| | $317,184 |

## 8. SHAREHOLDERS' EQUITY:

The authorized common stock of the Company consists of 70,000,000 shares of Class A Common Stock, $1 par value.

The Company has a stock repurchase program. Under the current authorization, the Company's Board of Directors has authorized the repurchase of a total of 2,500,000 shares of Matthews' common stock under the program, of which 2,169,470 shares had been repurchased as of September 30, 2011. The buy-back program is designed to increase shareholder value, enlarge the Company's holdings of its common stock, and add to earnings per share. Repurchased shares may be retained in treasury, utilized for acquisitions, or reissued to employees or other purchasers, subject to the restrictions of the Company's Restated Articles of Incorporation.

Comprehensive income consists of net income adjusted for changes, net of any related income tax effect, in cumulative foreign currency translation, the fair value of derivatives, unrealized investment gains and losses and minimum pension liability.

Accumulated other comprehensive loss at September 30, 2011 and 2010 consisted of the following:

| | 2011 | 2010 |
|---|---|---|
| Cumulative foreign currency translation | $ 1,830 | $ 10,440 |
| Fair value of derivatives, net of tax of $2,793 and $1,734, respectively | (4,368) | (2,711) |
| Minimum pension liability, net of tax of $35,650 and $28,454, respectively | (56,120) | (44,865) |
| | $(58,658) | $(37,136) |

(Dollar amounts in thousands, except per share data)

## 9. SHARE-BASED PAYMENTS:

The Company maintains an equity incentive plan (the "2007 Equity Incentive Plan") that provides for the grants of stock options, restricted shares, stock-based performance units and certain other types of stock-based awards. Under the 2007 Equity Incentive Plan, which has a ten-year term, the maximum number of shares available for grants or awards is an aggregate of 2,200,000. The Company also maintains a stock incentive plan (the "1992 Incentive Stock Plan") that previously provided for grants of stock options, restricted shares and certain other types of stock-based awards. There will be no further grants under the 1992 Incentive Stock Plan. At September 30, 2011, there were 1,122,072 shares reserved for future issuance under the 2007 Equity Incentive Plan. Both plans are administered by the Compensation Committee of the Board of Directors.

The option price for each stock option granted under either plan may not be less than the fair market value of the Company's common stock on the date of grant. Outstanding stock options are generally exercisable in one-third increments upon the attainment of pre-defined levels of appreciation in the market value of the Company's Class A Common Stock. In addition, options generally vest in one-third increments after three, four and five years, respectively, from the grant date (but, in any event, not until the attainment of the market value thresholds). The options expire on the earlier of ten years from the date of grant, upon employment termination, or within specified time limits following voluntary employment termination (with the consent of the Company), retirement or death. The Company generally settles employee stock option exercises with treasury shares. With respect to outstanding restricted share grants, generally one-half of the shares vest on the third anniversary of the grant. The remaining one-half of the shares vest in one-third increments upon attainment of pre-defined levels of appreciation in the market value of the Company's Class A Common Stock. Additionally, restricted shares cannot vest until the first anniversary of the grant date. Unvested restricted shares generally expire on the earlier of five years from the date of grant, upon employment termination, or within specified time limits following voluntary employment termination (with the consent of the Company), retirement or death. The Company issues restricted shares from treasury shares.

For the years ended September 30, 2011, 2010 and 2009, stock-based compensation cost totaled $6,972, $6,567 and $5,822, respectively. The associated future income tax benefit recognized was $2,719, $2,561 and $2,270 for the years ended September 30, 2011, 2010 and 2009, respectively.

The amount of cash received from the exercise of stock options was $1,859, $1,502 and $1,206, for the years ended September 30, 2011, 2010 and 2009, respectively. In connection with these exercises, the tax benefits realized by the Company were $278, $264 and $260 for the years ended September 30, 2011, 2010 and 2009, respectively.

The transactions for restricted stock for the year ended September 30, 2011 were as follows:

| | Shares | Weighted-average grant-date fair value |
|---|---|---|
| Non-vested at September 30, 2010 | 437,442 | $36.06 |
| Granted | 199,960 | 30.79 |
| Vested | (92,526) | 39.02 |
| Expired or forfeited | (3,263) | 34.02 |
| Non-vested at September 30, 2011 | 541,613 | 33.62 |

As of September 30, 2011, the total unrecognized compensation cost related to unvested restricted stock was $3,600 which is expected to be recognized over a weighted-average period of 1.6 years.

(Dollar amounts in thousands, except per share data)

**9. SHARE-BASED PAYMENTS (continued)**

The transactions for shares under options for the year ended September 30, 2011 were as follows:

| | Shares | Weighted-average exercise price | Weighted-average remaining contractual term | Aggregate intrinsic value |
|---|---|---|---|---|
| Outstanding, September 30, 2010 | 953,326 | $36.32 | | |
| Granted | — | — | | |
| Exercised | (62,865) | 26.27 | | |
| Expired or forfeited | (17,947) | 37.44 | | |
| Outstanding, September 30, 2011 | 872,514 | 37.02 | 4.0 | $ — |
| Exercisable, September 30, 2011 | 504,928 | 35.75 | 3.7 | $ — |

No shares were earned during the year ended September 30, 2011. The fair value of option shares earned was $3,120 and $2,722 during the years ended September 30, 2010 and 2009, respectively. The intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the years ended September 30, 2011, 2010 and 2009 was $743, $747 and $753, respectively.

The transactions for non-vested option shares for the year ended September 30, 2011 were as follows:

| | Shares | Weighted-average grant-date fair value |
|---|---|---|
| Non-vested at September 30, 2010 | 377,548 | $11.38 |
| Granted | — | — |
| Vested | — | — |
| Expired or forfeited | (9,962) | 11.25 |
| Non-vested at September 30, 2011 | 367,586 | 11.38 |

As of September 30, 2011, the total unrecognized compensation cost related to non-vested stock options was approximately $31. This cost is expected to be recognized over a weighted-average period of 0.2 years in accordance with the vesting periods of the options.

The fair value of each restricted stock grant is estimated on the date of grant using a binomial lattice valuation model. The following table indicates the assumptions used in estimating fair value of restricted stock for the years ended September 30, 2011, 2010 and 2009.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Expected volatility | 30.0% | 30.0% | 27.0% |
| Dividend yield | 1.0% | .8% | .6% |
| Average risk-free interest rate | 1.2% | 2.3% | 2.4% |
| Average expected term (years) | 2.0 | 2.2 | 2.3 |

## 9. SHARE-BASED PAYMENTS (continued)

The risk-free interest rate is based on United States Treasury yields at the date of grant. The dividend yield is based on the most recent dividend payment and average stock price over the 12 months prior to the grant date. Expected volatilities are based on the historical volatility of the Company's stock price. The expected term for grants in the years ended September 30, 2011, 2010 and 2009 represents an estimate of the average period of time for restricted shares to vest. Separate employee groups and award characteristics are considered separately for valuation purposes.

Under the Company's Director Fee Plan, directors (except for the Chairman of the Board) who are not also officers of the Company each receive, as an annual retainer fee, either cash or shares of the Company's Class A Common Stock equivalent to $60. The equivalent amount paid to a non-employee Chairman of the Board is $130. Where the annual retainer fee is provided in shares, each director may elect to be paid these shares on a current basis or have such shares credited to a deferred stock account as phantom stock, with such shares to be paid to the director subsequent to leaving the Board. The value of deferred shares is recorded in other liabilities. A total of 14,794 shares had been deferred under the Director Fee Plan at September 30, 2011. Additionally, directors who are not also officers of the Company each receive an annual stock-based grant (non-statutory stock options, stock appreciation rights and/or restricted shares) with a value of $80. A total of 22,300 stock options have been granted under the plan. At September 30, 2011, 11,800 options were outstanding and vested. Additionally, 64,923 shares of restricted stock have been granted under the plan, 23,623 of which were unvested at September 30, 2011. A total of 300,000 shares have been authorized to be issued under the Director Fee Plan.

## 10. EARNINGS PER SHARE:

The information used to compute earnings per share attributable to Matthews' common shareholders was as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net income attributable to Matthews shareholders | $72,372 | $69,057 | $57,732 |
| Less: dividends and undistributed earnings allocated to participating securities | 1,420 | 1,016 | 522 |
| Net income available to Matthews shareholders | $70,952 | $68,041 | $57,210 |
| Weighted-average shares outstanding (in thousands): | | | |
| Basic shares | 28,775 | 29,656 | 30,245 |
| Effect of dilutive securities: | | | |
| Stock options | 17 | 25 | 37 |
| Phantom stock units | 20 | 25 | 36 |
| Diluted shares | 28,812 | 29,706 | 30,318 |

Options to purchase 289,502, 802,189 and 764,650 shares of common stock were not included in the computation of diluted earnings per share for the years ended September 30, 2011, 2010 and 2009, respectively, because the inclusion of these options would be anti-dilutive.

(Dollar amounts in thousands, except per share data)

## 11. PENSION AND OTHER POSTRETIREMENT PLANS:

The Company provides defined benefit pension and other postretirement plans to certain employees. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans as of the Company's actuarial valuation as of September 30, 2011:

| | Pension | | Other Postretirement | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| **Change in benefit obligation:** | | | | |
| Benefit obligation, beginning of year | $145,909 | $138,935 | $ 24,400 | $ 25,650 |
| Service cost | 5,016 | 4,489 | 632 | 691 |
| Interest cost | 7,510 | 7,495 | 1,254 | 1,383 |
| Assumption changes | 16,501 | 2,034 | 2,285 | 683 |
| Actuarial gain | (887) | (1,677) | (226) | (3,214) |
| Benefit payments | (6,016) | (5,367) | (798) | (793) |
| Benefit obligation, end of year | 168,033 | 145,909 | 27,547 | 24,400 |
| **Change in plan assets:** | | | | |
| Fair value, beginning of year | 94,869 | 84,428 | — | — |
| Actual return | 1,300 | 6,036 | — | — |
| Benefit payments | (6,016) | (5,367) | (798) | (793) |
| Employer contributions | 10,401 | 9,772 | 798 | 793 |
| Fair value, end of year | 100,554 | 94,869 | — | — |
| **Funded status** | (67,480) | (51,040) | (27,547) | (24,400) |
| Unrecognized actuarial loss | 85,868 | 68,793 | 8,462 | 6,810 |
| Unrecognized prior service cost | (525) | 227 | (1,607) | (2,083) |
| Net amount recognized | $ 17,863 | $ 17,980 | $(20,692) | $(19,673) |
| **Amounts recognized in the consolidated balance sheet:** | | | | |
| Current liability | $ (766) | $ (765) | $ (1,130) | $ (1,093) |
| Noncurrent benefit liability | (66,714) | (50,275) | (26,417) | (23,307) |
| Accumulated other comprehensive loss | 85,343 | 69,020 | 6,855 | 4,727 |
| Net amount recognized | $ 17,863 | $ 17,980 | $(20,692) | $(19,673) |
| **Amounts recognized in accumulated other comprehensive loss:** | | | | |
| Net actuarial loss | $ 85,868 | $ 68,793 | $ 8,462 | $ 6,810 |
| Prior service cost | (525) | 227 | (1,607) | (2,083) |
| Net amount recognized | $ 85,343 | $ 69,020 | $ 6,855 | $ 4,727 |

(Dollar amounts in thousands, except per share data)

## 11. PENSION AND OTHER POSTRETIREMENT PLANS (continued)

Based upon actuarial valuations performed as of September 30, 2011 and 2010, the accumulated benefit obligation for the Company's defined benefit pension plans was $149,846 and $130,342 at September 30, 2011 and 2010, respectively, and the projected benefit obligation for the Company's defined benefit pension plans was $168,033 and $145,909 at September 30, 2011 and 2010, respectively.

Net periodic pension and other postretirement benefit cost for the plans included the following:

| | Pension | | | Other Postretirement | | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| Service cost | $ 5,016 | $ 4,489 | $ 3,366 | $ 632 | $ 691 | $ 572 |
| Interest cost | 7,510 | 7,495 | 7,496 | 1,254 | 1,383 | 1,542 |
| Expected return on plan assets | (7,398) | (6,982) | (7,593) | — | — | — |
| Amortization: | | | | | | |
| Prior service cost | 26 | 24 | 28 | (476) | (726) | (1,297) |
| Net actuarial loss | 5,364 | 5,395 | 1,759 | 407 | 521 | 294 |
| Net benefit cost | $10,518 | $10,421 | $ 5,056 | $1,817 | $1,869 | $1,111 |

Benefit payments under the Company's principal retirement plan are made from plan assets, while benefit payments under the supplemental retirement plan and postretirement benefit plan are made from the Company's operating cash. Under I.R.S. regulations, the Company was not required to make any significant contributions to its principal retirement plan in fiscal 2011. The Company is not required to make any significant contributions to its principal retirement plan in fiscal 2012.

Contributions made in fiscal 2011 are as follows:

| Contributions | Pension | Other Postretirement |
|---|---|---|
| Principal retirement plan | $9,000 | $ — |
| Supplemental retirement plan | 745 | — |
| Other postretirement plan | — | 798 |

Amounts of AOCL expected to be recognized in net periodic benefit costs in fiscal 2012 include:

| | Pension Benefits | Other Postretirement Benefits |
|---|---|---|
| Net actuarial loss | $6,820 | $ 535 |
| Prior service cost | (45) | (451) |

(Dollar amounts in thousands, except per share data)

**11. PENSION AND OTHER POSTRETIREMENT PLANS (continued)**

The measurement date of annual actuarial valuations for the Company's principal retirement and other postretirement benefit plans was September 30 for fiscal 2011, 2010 and 2009. The weighted-average assumptions for those plans were:

| | Pension | | | Other Postretirement | | |
|---|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2011** | **2010** | **2009** |
| Discount rate | 4.75% | 5.25% | 5.50% | 4.75% | 5.25% | 5.50% |
| Return on plan assets | 8.00 | 8.00 | 8.50 | — | — | — |
| Compensation increase | 3.50 | 3.50 | 4.25 | — | — | — |

The underlying basis of the investment strategy of the Company's defined benefit plans is to ensure the assets are invested to achieve a positive rate of return over the long term sufficient to meet the plans' actuarial interest rate and provide for the payment of benefit obligations and expenses in perpetuity in a secure and prudent fashion, maintain a prudent risk level that balances growth with the need to preserve capital, diversify plan assets so as to minimize the risk of large losses or excessive fluctuations in market value from year to year, achieve investment results over the long term that compare favorably with other pension plans and appropriate indices. The Company's investment policy, as established by the Company's pension board, specifies the types of investments appropriate for the plans, asset allocation guidelines, criteria for the selection of investment managers, procedures to monitor overall investment performance as well as investment manager performance. It also provides guidelines enabling plan fiduciaries to fulfill their responsibilities.

The Company's primary defined benefit pension plan's weighted-average asset allocation at September 30, 2011 and 2010 and weighted-average target allocation were as follows:

| | Plan Assets at | | |
|---|---|---|---|
| **Asset Category** | **2011** | **2010** | **Target Allocation** |
| Equity securities | $ 50,147 | $49,941 | 50% |
| Fixed income, cash and cash equivalents | 37,032 | 32,716 | 30% |
| Other investments | 13,375 | 12,212 | 20% |
| | $100,554 | $94,869 | 100% |

Plan assets in the fixed income, cash and cash equivalents category include cash of 9% and 10% at September 30, 2011 and 2010, respectively, which reflects cash contributions to the Company's principal pension plan immediately prior to the end of fiscal 2011 and 2010.

Based on an analysis of the historical performance of the plan's assets and information provided by its independent investment advisor, the Company set the long-term rate of return assumption for these assets at 8.0% in 2011 for purposes of determining pension cost and funded status under current guidance. The Company's discount rate assumption used in determining the present value of the projected benefit obligation is based upon published indices.

As of September 30, 2010, the Company adopted new accounting guidance requiring additional disclosures for plan assets of defined pension plans. As required by the guidance, the Company categorized plan assets within a three level fair value hierarchy (see Note 3 for a further discussion of the fair value hierarchy). The valuation methodologies used to measure the fair value of pension assets, including the level in the fair value hierarchy in which each type of pension plan asset is classified as follows.

(Dollar amounts in thousands, except per share data)

**11. PENSION AND OTHER POSTRETIREMENT PLANS (continued)**

Equity securities consist of direct investments in the stocks of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1.

Mutual funds are valued at the net asset values of shares held by the Plan at year end. As such, these mutual fund investments are classified as Level 1.

Fixed income securities consist of publicly traded fixed interest obligations (primarily U.S. government notes and corporate and agency bonds). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, U.S. government notes are included in Level 1, and the remainder of the fixed income securities is included in Level 2.

Cash and cash equivalents consist of direct cash holdings and short-term money market mutual funds. These values are valued based on cost, which approximates fair value, and as such, are classified as Level 1.

Other investments consist primarily of real estate, commodities, private equity holdings and hedge fund investments. These holdings are valued by investment managers based on the most recent information available. The valuation information used by investment managers may not be readily observable. As such, these investments are classified as Level 3.

| Asset Category | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity securities – stocks | $23,954 | $ — | $ — | $ 23,954 |
| Equity securities – mutual funds | 26,193 | — | — | 26,193 |
| Fixed income securities | 7,197 | 14,421 | — | 21,618 |
| Cash and cash equivalents | 15,414 | — | — | 15,414 |
| Other investments | — | — | 13,375 | 13,375 |
| Total | $72,758 | $14,421 | $13,375 | $100,554 |

Changes in the fair value of Level 3 assets are summarized as follows:

| Asset Category | Fair Value September 30, 2010 | Acquisitions | Dispositions | Realized Losses | Unrealized Gains | Fair Value September 30, 2011 |
|---|---|---|---|---|---|---|
| Other investments | $12,212 | $ — | $ — | $90 | $1,073 | $13,375 |

Benefit payments expected to be paid are as follows:

| Years ending September 30: | Pension Benefits | Other Postretirement Benefits |
|---|---|---|
| 2012 | $ 6,042 | $ 1,130 |
| 2013 | 6,365 | 1,240 |
| 2014 | 6,762 | 1,363 |
| 2015 | 7,120 | 1,454 |
| 2016 | 7,599 | 1,519 |
| 2017-2020 | 45,547 | 9,657 |
| | $79,435 | $16,363 |

(Dollar amounts in thousands, except per share data)

**11. PENSION AND OTHER POSTRETIREMENT PLANS (continued)**

For measurement purposes, a rate of increase of 9.0% in the per capita cost of health care benefits was assumed for 2012; the rate was assumed to decrease gradually to 5.0% for 2030 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported. An increase in the assumed health care cost trend rates by one percentage point would have increased the accumulated postretirement benefit obligation as of September 30, 2011 by $1,384 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $114. A decrease in the assumed health care cost trend rates by one percentage point would have decreased the accumulated postretirement benefit obligation as of September 30, 2011 by $1,226 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $100.

## 12. INCOME TAXES:

The provision for income taxes consisted of the following:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current: | | | |
| Federal | $15,306 | $20,898 | $15,896 |
| State | 3,004 | 3,191 | 1,584 |
| Foreign | 10,689 | 9,325 | 5,963 |
| | 28,999 | 33,414 | 23,443 |
| Deferred | 9,557 | 5,225 | 7,870 |
| Total | $38,556 | $38,639 | $31,313 |

| | 2011 | 2010 |
|---|---|---|
| Deferred tax assets: | | |
| Postretirement benefits | $10,743 | $ 9,516 |
| Environmental reserve | 2,430 | 2,649 |
| Pension costs | 25,524 | 19,112 |
| Deferred compensation | 1,037 | 5,898 |
| Stock options | 9,447 | 7,436 |
| Other | 22,790 | 16,162 |
| | 71,971 | 60,773 |
| Deferred tax liabilities: | | |
| Depreciation | (3,503) | (1,018) |
| Goodwill | (48,494) | (41,281) |
| Other | (1,441) | (2,203) |
| | (53,438) | (44,502) |
| Net deferred tax asset | $18,533 | $16,271 |

(Dollar amounts in thousands, except per share data)

## 12. INCOME TAXES (continued)

The reconciliation of the federal statutory tax rate to the consolidated effective tax rate was as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Federal statutory tax rate | 35.0% | 35.0% | 35.0% |
| Effect of state income taxes, net of federal deduction | 2.5 | 2.6 | 2.9 |
| Foreign taxes less than federal statutory rate | (1.3) | (0.7) | (1.8) |
| Other | (1.8) | (1.9) | (1.7) |
| Effective tax rate | 34.4% | 35.0% | 34.4% |

The Company's foreign subsidiaries had income before income taxes for the years ended September 30, 2011, 2010 and 2009 of approximately $36,870, $36,040 and $24,815, respectively. At September 30, 2011, undistributed earnings of foreign subsidiaries for which deferred U.S. income taxes have not been provided approximated $176,300.

Changes in the total amount of gross unrecognized tax benefits (excluding penalties and interest) are as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Balance beginning of year | $3,422 | $3,575 | $4,370 |
| Increases for tax positions of prior years | — | 437 | 120 |
| Decreases for tax positions of prior years | (96) | (506) | (607) |
| Increases based on tax positions related to the current year | 202 | 355 | 674 |
| Decreases due to settlements with taxing authorities | (38) | (57) | (542) |
| Decreases due to lapse of statute of limitation | (562) | (382) | (440) |
| Balance end of year | $2,928 | $3,422 | $3,575 |

The Company had unrecognized tax benefits of $2,928 and $3,422 at September 30, 2011 and 2010, respectively, all of which, if recorded, would impact the annual effective tax rate. It is reasonably possible that the amount of unrecognized tax benefits could change by approximately $279 in the next 12 months primarily due to expiration of statutes related to specific tax positions.

The Company classifies interest and penalties on tax uncertainties as a component of the provision for income taxes. For fiscal 2011, the Company included a net decrease of $570 in interest and penalties as a component of the provision for income taxes. Total penalties and interest accrued were $1,842 and $2,412 at September 30, 2011 and 2010, respectively. These accruals may potentially be applicable in the event of an unfavorable outcome of uncertain tax positions.

(Dollar amounts in thousands, except per share data)

**12. INCOME TAXES (continued)**

The Company is currently under examination in several tax jurisdictions and remains subject to examination until the statute of limitation expires for those tax jurisdictions. As of September 30, 2011, the tax years that remain subject to examination by major jurisdiction generally are:

| | |
|---|---|
| United States – Federal | 2008 and forward |
| United States – State | 2008 and forward |
| Canada | 2007 and forward |
| Europe | 2003 and forward |
| United Kingdom | 2009 and forward |
| Australia | 2007 and forward |
| Asia | 2005 and forward |

## 13. COMMITMENTS AND CONTINGENT LIABILITIES:

The Company operates various production, warehouse and office facilities and equipment under operating lease agreements. Annual rentals under these and other operating leases were $16,323, $15,030 and $14,881 in fiscal 2011, 2010 and 2009, respectively. Future minimum rental commitments under non-cancelable operating lease arrangements for fiscal years 2012 through 2016 are $7,957, $5,478, $3,276, $1,947 and $988, respectively.

The Company is party to various legal proceedings, the eventual outcome of which are not predictable. Although the ultimate disposition of these proceedings is not presently determinable, management is of the opinion that they should not result in liabilities in an amount which would materially affect the Company's consolidated financial position, results of operations or cash flows.

The Company has employment agreements with certain employees, the terms of which expire at various dates between fiscal 2012 and 2016. The agreements generally provide for base salary and bonus levels and include non-compete provisions. The aggregate commitment for salaries under these agreements at September 30, 2011 was $16,815.

## 14. ENVIRONMENTAL MATTERS:

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations impose limitations on the discharge of materials into the environment and require the Company to obtain and operate in compliance with conditions of permits and other government authorizations. As such, the Company has developed environmental, health and safety policies and procedures that include the proper handling, storage and disposal of hazardous materials.

The Company is party to various environmental matters. These include obligations to investigate and mitigate the effects on the environment of the disposal of certain materials at various operating and non-operating sites. The Company is currently performing environmental assessments and remediation at these sites, as appropriate. In addition, prior to its acquisition, The York Group, Inc. ("York") was identified, along with others, by the Environmental Protection Agency as a potentially responsible party for remediation of a landfill site in York, Pennsylvania. At this time, the Company has not been joined in any lawsuit or administrative order related to the site or its clean-up.

(Dollar amounts in thousands, except per share data)

### 14. ENVIRONMENTAL MATTERS (continued)

At September 30, 2011, an accrual of $6,194 had been recorded for environmental remediation (of which $788 was classified in other current liabilities), representing management's best estimate of the probable and reasonably estimable costs of the Company's known remediation obligations. The accrual, which reflects previously established reserves assumed with the acquisition of York and additional reserves recorded as a purchase accounting adjustment, does not consider the effects of inflation and anticipated expenditures are not discounted to their present value. While final resolution of these contingencies could result in costs different than current accruals, management believes the ultimate outcome will not have a significant effect on the Company's consolidated results of operations or financial position.

### 15. SUPPLEMENTAL CASH FLOW INFORMATION:

Changes in working capital items as presented in the Consolidated Statements of Cash Flows consisted of the following:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current assets: | | | |
| Accounts receivable | $ (5,560) | $ (7,715) | $ 8,828 |
| Inventories | (13,627) | (1,613) | 4,751 |
| Other current assets | (2,265) | (1,630) | (2,940) |
| | (21,452) | (10,958) | 10,639 |
| Current liabilities: | | | |
| Trade accounts payable | 6,210 | 3,681 | 1,444 |
| Accrued compensation | (8,250) | 3,188 | (4,791) |
| Accrued income taxes | (3,167) | 4,863 | (3,602) |
| Customer prepayments | 2,801 | 3,942 | (974) |
| Other current liabilities | 765 | (4,781) | (4,547) |
| | (1,641) | 10,893 | (12,470) |
| Net change | $(23,093) | $ (65) | $ (1,831) |

### 16. SEGMENT INFORMATION:

The Company's products and operations consist of two principal businesses that are comprised of three operating segments each, as described under Nature of Operations (Note 1): Memorialization Products (Bronze, Casket, Cremation) and Brand Solutions (Graphics Imaging, Marking Products, Merchandising Solutions). Management evaluates segment performance based on operating profit (before income taxes) and does not allocate non-operating items such as investment income, interest expense, other income (deductions), net and noncontrolling interests.

The accounting policies of the segments are the same as those described in Summary of Significant Accounting Policies (Note 2). Intersegment sales are accounted for at negotiated prices. Operating profit is total revenue less operating expenses. Segment assets include those assets that are used in the Company's operations within each segment. Assets classified under "Other" principally consist of cash and cash equivalents, investments, deferred income taxes and corporate headquarters' assets. Long-lived assets include property, plant and equipment (net of accumulated depreciation), goodwill, and other intangible assets (net of accumulated amortization).

(Dollar amounts in thousands, except per share data)

**16. SEGMENT INFORMATION (continued)**

Information about the Company's segments follows:

| | MEMORIALIZATION | | | BRAND SOLUTIONS | | | | |
|---|---|---|---|---|---|---|---|---|
| | Bronze | Casket | Cremation | Graphics Imaging | Marking Products | Merchandising Solutions | Other | Consolidated |
| **Sales to external customers:** | | | | | | | | |
| 2011 | $224,773 | $238,753 | $43,816 | $268,975 | $61,938 | $60,566 | $ — | $ 898,821 |
| 2010 | 224,247 | 210,279 | 39,356 | 239,957 | 51,069 | 56,921 | — | 821,829 |
| 2009 | 215,934 | 203,247 | 30,909 | 234,966 | 42,355 | 53,497 | — | 780,908 |
| **Intersegment sales:** | | | | | | | | |
| 2011 | 251 | 207 | 5,616 | 177 | 21 | 90 | — | 6,362 |
| 2010 | 272 | 218 | 4,558 | 1 | 16 | 281 | — | 5,346 |
| 2009 | 192 | 276 | 4,182 | 64 | 30 | 34 | — | 4,778 |
| **Depreciation and amortization:** | | | | | | | | |
| 2011 | 2,955 | 6,335 | 280 | 13,580 | 530 | 1,949 | 2,032 | 27,661 |
| 2010 | 2,442 | 6,623 | 246 | 13,234 | 526 | 1,850 | 2,401 | 27,322 |
| 2009 | 4,136 | 7,081 | 251 | 14,677 | 614 | 2,088 | 1,445 | 30,292 |
| **Operating profit:** | | | | | | | | |
| 2011 | 52,474 | 26,785 | 5,733 | 22,427 | 7,819 | 3,278 | — | 118,516 |
| 2010 | 56,167 | 26,242 | 4,910 | 21,077 | 5,817 | 2,368 | — | 116,581 |
| 2009 | 57,598 | 17,716 | 5,036 | 19,217 | 1,500 | (56) | — | 101,011 |
| **Total assets:** | | | | | | | | |
| 2011 | 197,127 | 310,862 | 35,997 | 351,595 | 67,193 | 60,491 | 74,190 | 1,097,455 |
| 2010 | 194,110 | 290,123 | 29,316 | 319,480 | 36,740 | 54,876 | 69,180 | 993,825 |
| 2009 | 182,194 | 253,012 | 22,541 | 337,407 | 39,569 | 51,492 | 63,438 | 949,653 |
| **Capital expenditures:** | | | | | | | | |
| 2011 | 1,618 | 3,840 | 511 | 10,820 | 295 | 3,165 | 2,191 | 22,440 |
| 2010 | 6,107 | 1,117 | 253 | 8,058 | 450 | 1,028 | 4,424 | 21,437 |
| 2009 | 3,017 | 2,648 | 138 | 8,011 | 251 | 492 | 4,853 | 19,410 |

Information about the Company's operations by geographic area follows:

| | United States | Mexico | Canada | Europe | Australia | Asia | Consolidated |
|---|---|---|---|---|---|---|---|
| **Sales to external customers:** | | | | | | | |
| 2011 | $559,362 | $ — | $13,086 | $298,773 | $13,437 | $14,163 | $898,821 |
| 2010 | 520,083 | — | 14,000 | 264,833 | 11,160 | 11,753 | 821,829 |
| 2009 | 498,782 | — | 11,995 | 251,823 | 9,647 | 8,661 | 780,908 |
| **Long-lived assets:** | | | | | | | |
| 2011 | 380,059 | 5,726 | 476 | 259,860 | 6,752 | 9,459 | 662,332 |
| 2010 | 334,471 | 6,367 | 484 | 235,902 | 6,957 | 8,691 | 592,872 |
| 2009 | 303,342 | 5,685 | 466 | 256,271 | 3,987 | 8,529 | 578,280 |

(Dollar amounts in thousands, except per share data)

## 17. ACQUISITIONS:

### Fiscal 2011:

Acquisition spending, net of cash acquired, during the year ended September 30, 2011 totaled $84,369. The acquisitions were not individually material to the Company's consolidated financial position or results of operations, and primarily included the following:

In August 2011, the Company acquired Lightning Pick Technologies, Inc. ("LPT"), a manufacturer that develops, installs and supports paperless order fulfillment solutions. The transaction is intended to expand the Company's presence and product breadth in the marking products industry.

In July 2011, the Company entered into an agreement to acquire a 70% interest in Kroma, a leading provider of pre-press services and roto-gravure printing cylinders in Turkey. The acquisition is designed to further extend Matthews' presence as the leading provider of reprographic pre-press products and services to the European packaging and tobacco markets. The Company completed the purchase of a 61.5% interest in July 2011 and the additional 8.5% interest will be purchased in fiscal 2012. In addition, the Company entered into an option agreement related to the remaining 30% interest in Kroma.

In April 2011, the Company completed the purchase of the remaining 22% interest in Saueressig for $19.3 million Euros ($27,390), completing the option agreement in connection with the May 2008 acquisition of a 78% interest in Saueressig.

In March 2011, the Company acquired Innovative Picking Technologies, Inc. ("IPTI"), a manufacturer of paperless order fulfillment systems. The transaction is intended to expand the Company's presence and product breadth in the marking products industry.

In October 2010, the Company acquired Freeman Metal Products, Inc. and its affiliated companies ("Freeman"), a manufacturer and distributor of caskets. The purchase price for the acquisition was $22,800, plus additional consideration up to $6,000 contingent on operating performance over the next three years. The transaction is intended to provide synergies in the manufacturing and distribution of caskets and expand the Company's market presence in the Southeast and South Central regions of the United States.

In October 2010, the Company acquired the remaining 25% interest in Rudolf Reproflex GmbH & Co. KG ("Reproflex"). The Company acquired a 75% interest in Reproflex in 2001.

### Fiscal 2010:

Acquisition spending, net of cash acquired, during the year ended September 30, 2010 totaled $32,323. The acquisitions primarily included the following:

In August 2010, the Company acquired Newmark of Colorado and its affiliated companies ("Newmark"), a distributor of primarily York brand caskets in the West region of the United States. The transaction was designed as an asset purchase and was intended to expand the Company's casket distribution capabilities in the western United States.

(Dollar amounts in thousands, except per share data)

**17. ACQUISITIONS (continued)**

In April 2010, the Company acquired Reynoldsville Casket Company ("Reynoldsville"), a manufacturer and distributor of caskets primarily in the Northeast region of the United States. The acquisition was structured as an asset purchase and was intended to expand the Company's casket distribution capabilities in the northeastern United States.

In March 2010, the Company acquired an 80% interest in Furnace Construction Cremators Limited ("FCC"), a manufacturer of cremation equipment located in the United Kingdom. The acquisition was designed to expand the Company's global presence in the European cremation markets.

In February 2010, the Company acquired A.J. Distribution, Inc. ("A.J. Distribution"), a distributor of primarily York brand caskets in the Northwest region of the United States. The transaction was structured as an asset purchase and was intended to expand the Company's casket distribution capabilities in the northwestern United States.

In December 2009, the Company acquired United Memorial Products, Inc. ("UMP"), primarily a supplier of granite memorial products and caskets in the West region of the United States. The transaction was structured as an asset purchase and was designed to extend Matthews' presence in the broad granite market.

**Fiscal 2009:**

Acquisition spending, net of cash acquired, during the year ended September 30, 2009 totaled $10,953. The acquisitions were not individually, or in the aggregate, material to the Company's consolidated financial position or results of operations.

In July 2009, the Company acquired an 80% interest in Tact Group Limited, a small graphics business headquartered in Hong Kong. The acquisition was intended to expand the Company's graphics imaging capabilities in Asia.

In December 2008, the Company acquired an 80% interest in Gem Matthews International s.r.l., a cremation equipment manufacturer in Italy. The acquisition was intended to expand Matthews' cremation equipment manufacturing capabilities in Europe.

## 18. GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill is not amortized but is subject to annual review for impairment. In general, when the carrying value of a reporting unit exceeds its implied fair value, an impairment loss must be recognized. For purposes of testing for impairment the Company uses a combination of valuation techniques, including discounted cash flows. Intangible assets are amortized over their estimated useful lives unless such lives are considered to be indefinite. A significant decline in cash flows generated from these assets may result in a write-down of the carrying values of the related assets.

The Company performed its annual impairment reviews in the second quarters of fiscal 2011 and fiscal 2010 and determined that no adjustments to the carrying values of goodwill or other indefinite lived intangibles were necessary. Changes to goodwill, net of accumulated amortization, during the years ended September 30, 2011 and 2010, follow.

(Dollar amounts in thousands, except per share data)

## 18. GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

| | Bronze | Casket | Cremation | Graphics Imaging | Marking Products | Merchandising Solutions | Consolidated |
|---|---|---|---|---|---|---|---|
| Goodwill | $79,707 | $122,896 | $13,887 | $158,863 | $ 9,980 | $9,138 | $394,471 |
| Accumulated impairment losses | (412) | — | (5,000) | (3,840) | — | — | (9,252) |
| Balance at September 30, 2009 | 79,295 | 122,896 | 8,887 | 155,023 | 9,980 | 9,138 | 385,219 |
| Additions during period | 10,554 | 17,657 | 2,968 | (1,403) | 129 | — | 29,905 |
| Translation and other adjustments | (1,648) | — | (56) | (8,299) | 59 | — | (9,944) |
| Goodwill | 88,613 | 140,553 | 16,799 | 149,161 | 10,168 | 9,138 | 414,432 |
| Accumulated impairment losses | (412) | — | (5,000) | (3,840) | — | — | (9,252) |
| Balance at September 30, 2010 | 88,201 | 140,553 | 11,799 | 145,321 | 10,168 | 9,138 | 405,180 |
| Additions during period | — | 22,266 | — | 22,521 | 19,227 | — | 64,014 |
| Translation and other adjustments | (471) | — | (64) | (3,854) | 198 | — | (4,191) |
| Goodwill | 88,142 | 162,819 | 16,735 | 167,828 | 29,593 | 9,138 | 474,255 |
| Accumulated impairment losses | (412) | — | (5,000) | (3,840) | — | — | (9,252) |
| Balance at September 30, 2011 | $87,730 | $162,819 | $11,735 | $163,988 | $29,593 | $9,138 | $465,003 |

In 2011, the addition to Casket goodwill represents the acquisition of Freeman; the addition to Graphics Imaging goodwill represents the acquisition of Kroma and the remaining 25% interest in Reproflex; and the addition to Marking Products goodwill represents the acquisitions of IPTI and LPT.

In 2010, the addition to Bronze goodwill represents the acquisition of UMP; the addition to Casket goodwill primarily represents the acquisitions of Newmark, A.J. Distribution and Reynoldsville; the addition to Cremation goodwill represents the acquisition of FCC; and the change in Graphics Imaging goodwill represents the effect of an adjustment to the purchase price for Saueressig.

The following tables summarize the carrying amounts and related accumulated amortization for intangible assets as of September 30, 2011 and 2010, respectively.

| | Carrying Amount | Accumulated Amortization | Net |
|---|---|---|---|
| **September 30, 2011:** | | | |
| Trade names | $24,266 | $ —* | $24,266 |
| Trade names | 2,227 | (1,147) | 1,080 |
| Customer relationships | 47,876 | (13,228) | 34,648 |
| Copyrights/patents/other | 9,870 | (7,039) | 2,831 |
| | $84,239 | $(21,414) | $62,825 |
| **September 30, 2010:** | | | |
| Trade names | $24,314 | $ —* | $24,314 |
| Trade names | 1,689 | (780) | 909 |
| Customer relationships | 40,607 | (10,674) | 29,933 |
| Copyrights/patents/other | 8,984 | (6,198) | 2,786 |
| | $75,594 | $(17,652) | $57,942 |

*Not subject to amortization.

(Dollar amounts in thousands, except per share data)

**18. GOODWILL AND OTHER INTANGIBLE ASSETS (continued)**

The net change in intangible assets during fiscal 2011 included an increase for the acquisitions of Freeman, Kroma and LPT offset by the impact of changes in foreign currency exchange rates and additional amortization. The change in intangible assets during fiscal 2010 included an increase for the acquisitions of UMP, A.J. Distribution, Reynoldsville, and Newmark offset by the impact of changes in foreign currency exchange rates and additional amortization.

Amortization expense on intangible assets was $4,200, $3,720, and $4,310 in fiscal 2011, 2010 and 2009, respectively. Fiscal year amortization expense is estimated to be $3,904 in 2012, $3,544 in 2013, $3,320 in 2014, $3,087 in 2015 and $2,778 in 2016.

## 19. ACCOUNTING PRONOUNCEMENTS:

In September 2011, the Financial Accounting Standards Board ("FASB") issued an amendment to the guidance for goodwill and other intangibles. The amendment applies to the goodwill impairment test and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more likely than not threshold is defined as a likelihood of more than 50 percent. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. This amendment will be adopted by the Company for the quarter ended March 31, 2012. Upon adoption, this amendment is not expected to have a material effect on the financial statements.

In June 2011, the FASB issued an amendment to the guidance on the presentation of comprehensive income. The amendment requires that comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and other comprehensive income are presented. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company is evaluating the impact of this amendment on its financial statements and the timing of its adoption.

In May 2011, the FASB issued an amendment to revise the wording used to describe many of the requirements for measuring fair value and disclosing information about fair value measurements. This amendment clarifies the FASB's intention about the application of fair value. In addition, the amendment changes certain principles or requirements for measuring fair value and disclosure of such measurements. The amendment is effective for annual and interim reporting periods beginning after December 15, 2011, and will be adopted by the Company for the quarter ended March 31, 2012. Upon adoption, this amendment is not expected to have a material effect on the financial statements.

In December 2010, the FASB issued an amendment to the disclosure requirements for business combinations. This amendment specifies that if comparative financial statements are presented in connection with a business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the disclosure requirement to include the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination. The amendment is effective for business combinations consummated on or before the beginning of the first annual reporting period beginning on or after December 15, 2010, and early adoption is permitted. This amendment will be adopted by the Company for the fiscal year ended September 30, 2012. Upon adoption, this amendment is not expected to have a material effect on the financial statements.

## SUPPLEMENTARY FINANCIAL INFORMATION

**Selected Quarterly Financial Data (Unaudited):**

The following table sets forth certain items included in the Company's unaudited consolidated financial statements for each quarter of fiscal 2011 and fiscal 2010.

| | Quarter Ended | | | | Year Ended |
|---|---|---|---|---|---|
| | December 31 | March 31 | June 30 | September 30 | September 30 |
| | (Dollar amounts in thousands, except per share data) | | | | |
| FISCAL YEAR 2011: | | | | | |
| Sales | $207,344 | $220,151 | $231,511 | $239,815 | $898,821 |
| Gross profit | 79,745 | 88,113 | 91,944 | 91,858 | 351,660 |
| Operating profit | 21,966 | 28,485 | 35,081 | 32,984 | 118,516 |
| Net income attributable to Matthews shareholders | 13,214 | 16,587 | 21,875 | 20,696 | 72,372 |
| Earnings per share | $.45 | $.56 | $.74 | $.71 | $2.46 |
| FISCAL YEAR 2010: | | | | | |
| Sales | $192,973 | $200,866 | $213,329 | $214,661 | $821,829 |
| Gross profit | 73,390 | 77,781 | 84,969 | 87,247 | 323,387 |
| Operating profit | 22,176 | 27,118 | 34,514 | 32,773 | 116,581 |
| Net income attributable to Matthews shareholders | 12,996 | 15,931 | 20,411 | 19,719 | 69,057 |
| Earnings per share | $.43 | $.53 | $.68 | $.67 | $2.31 |

## FINANCIAL STATEMENT SCHEDULE

### SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at beginning of period | Additions: Charged to expense | Additions: Charged to other accounts[1] | Deductions[2] | Balance at end of period |
|---|---|---|---|---|---|
| | (Dollar amounts in thousands) | | | | |
| **Allowance for Doubtful Accounts:** | | | | | |
| Fiscal Year Ended: | | | | | |
| September 30, 2011 | $11,261 | $ 533 | $580 | $(1,638) | $10,736 |
| September 30, 2010 | 12,630 | 1,602 | 737 | (3,708) | 11,261 |
| September 30, 2009 | 11,538 | 4,320 | — | (3,228) | 12,630 |

[1]Amount comprised principally of acquisitions and purchase accounting adjustments in connection with acquisitions.

[2]Amounts determined not to be collectible (including direct write-offs), net of recoveries.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in accountants or disagreements on accounting or financial disclosure between the Company and PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, for the fiscal years ended September 30, 2011, 2010 and 2009.

## ITEM 9A. CONTROLS AND PROCEDURES.

**(a) Evaluation of Disclosure Controls and Procedures.**

The Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in the Company's reports filed under that Act (the "Exchange Act"), such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission. These disclosure controls and procedures also are designed to provide reasonable assurance that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Management, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures in effect as of September 30, 2011. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2011, the Company's disclosure controls and procedures were effective to provide reasonable assurance that material information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, and that such information is recorded, processed, summarized and properly reported within the appropriate time period, relating to the Company and its consolidated subsidiaries, required to be included in the Exchange Act reports, including this Annual Report on Form 10-K.

**(b) Management's Report on Internal Control over Financial Reporting.**

Management's Report on Internal Control over Financial Reporting is included in Management's Report to Shareholders in Item 8 of this Annual Report on Form 10-K.

**(c) Attestation Report of the Registered Public Accounting Firm.**

The Company's internal control over financial reporting as of September 30, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

**(d) Changes in Internal Control over Financial Reporting.**

There have been no changes in the Company's internal controls over financial reporting that occurred during the fourth fiscal quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

# PART III

## ITEM 10. DIRECTORS, OFFICERS and EXECUTIVE MANAGEMENT OF THE REGISTRANT.

In addition to the information reported in Part I of this Form 10-K, under the caption "Officers and Executive Management of the Registrant", the information required by this item as to the directors of the Company is hereby incorporated by reference from the information appearing under the captions "General Information Regarding Corporate Governance – Audit Committee", "Proposal No. 1 – Elections of Directors" and "Compliance with Section 16(a) of the Exchange Act" in the Company's definitive proxy statement, which involves the election of the directors and is to be filed with the Securities and Exchange Commission pursuant to the Exchange Act of 1934, as amended, within 120 days of the end of the Company's fiscal year ended September 30, 2011.

The Company's Code of Ethics Applicable to Executive Management is set forth in Exhibit 14.1 hereto.

## ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item as to the compensation of directors and executive management of the Company is hereby incorporated by reference from the information appearing under the captions "Compensation of Directors" and "Executive Compensation and Retirement Benefits" in the Company's definitive proxy statement which involves the election of directors and is to be filed with the Commission pursuant to the Exchange Act, within 120 days of the end of the Company's fiscal year ended September 30, 2011. The information contained in the "Compensation Committee Report" is specifically not incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item as to the ownership by management and others of securities of the Company is hereby incorporated by reference from the information appearing under the caption "Stock Ownership" in the Company's definitive proxy statement which involves the election of directors and is to be filed with the Commission pursuant to the Exchange Act, within 120 days of the end of the Company's fiscal year ended September 30, 2011.

### Equity Compensation Plans:

The Company maintains an equity incentive plan (the "2007 Equity Incentive Plan") that provides for the grants of stock options, restricted shares, stock-based performance units and certain other types of stock-based awards. Under the 2007 Equity Incentive Plan, which has a ten-year term, the maximum number of shares available for grants or awards is an aggregate of 2,200,000. The Company also maintains a stock incentive plan (the "1992 Incentive Stock Plan") that previously provided for grants of stock options, restricted shares and certain other types of stock-based awards. There will be no further grants under the 1992 Incentive Stock Plan. At September 30, 2011, there were 1,122,072 shares reserved for future issuance under the 2007 Equity Incentive Plan. Both plans are administered by the Compensation Committee of the Board of Directors.

The option price for each stock option granted under either plan may not be less than the fair market value of the Company's common stock on the date of grant. Outstanding stock options are generally exercisable in one-third increments upon the attainment of pre-defined levels of appreciation in the market value of the Company's Class A Common Stock. In addition, options generally vest in one-third increments after three, four and five years, respectively, from the grant date (but, in any event, not until the attainment of the market value thresholds). The options expire on the earlier of ten years from the date of grant, upon employment termination, or within specified time limits following voluntary employment termination (with the consent of the Company), retirement or death. The Company generally settles employee stock option exercises with treasury shares. With respect to outstanding restricted share grants, generally one-half of the shares vest on the third anniversary of the grant with the remaining one-half of the shares vesting in one-third increments upon attainment of pre-defined levels of appreciation in the market value of the Company s Class A Common Stock. Additionally, restricted shares cannot vest until the first anniversary of the grant date. Unvested restricted shares generally expire on the earlier of five years from the date of grant, upon employment termination, or within specified time limits following voluntary employment termination (with the consent of the Company), retirement or death. The Company issues restricted shares from treasury shares.

Under the Company's Director Fee Plan, directors (except for the Chairman of the Board) who are not also officers of the Company each receive, as an annual retainer fee, either cash or shares of the Company's Class A Common Stock equivalent to $60,000. The equivalent amount paid to a non-employee Chairman of the Board is $130,000. Where the annual retainer fee is provided in shares, each director may elect to be paid these shares on a current basis or have such shares credited to a deferred stock account as phantom stock, with such shares to be paid to the director subsequent to leaving the Board. The value of deferred shares is recorded in other liabilities. A total of 14,794 shares had been deferred under the Director Fee Plan at September 30, 2011. Additionally, directors who are not also officers of the Company each receive an annual stock-based grant (non-statutory stock options, stock appreciation rights and/or restricted shares) with a value of $80,000. A total of 22,300 stock options have been granted under the plan. At September 30, 2011, 11,800 options were outstanding and vested. Additionally, 64,923 shares of restricted stock have been granted under the plan, 23,623 of which were unvested at September 30, 2011. A total of 300,000 shares have been authorized to be issued under the Director Fee Plan.

The following table provides information about grants under the Company's equity compensation plans as of September 30, 2011:

**Equity Compensation Plan Information**

| **Plan category** | **Number of securities to be issued upon exercise of outstanding options, warrants and rights** | **Weighted-average exercise price of outstanding options, warrants and rights** | **Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) )** |
|---|---|---|---|
| | **(a)** | **(b)** | **(c)** |
| Equity compensation plans approved by security holders: | | | |
| 1992 Stock Incentive Plan | 872,514 | $37.02 | —[1] |
| 2007 Equity Incentive Plan | — | — | 1,122,072[2] |
| Employee Stock Purchase Plan | — | — | 1,650,587[3] |
| Director Fee Plan | 26,594 | 35.39 | 125,688[4] |
| Equity compensation plans not approved by security holders | None | None | None |
| Total | 899,108 | $37.00 | 2,898,347 |

[1] As a result of the approval of the 2007 Equity Incentive Plan, no further grants or awards will be made under the 1992 Incentive Stock Plan.

[2] The 2007 Equity Incentive Plan was approved in February 2008. The Plan provides for the grant or award of stock options, restricted shares, stock-based performance units and certain other types of stock based awards, with a maximum of 2,200,000 shares available for grants or awards.

[3] Shares under the Employee Stock Purchase Plan (the "Plan") are purchased in the open market by employees at the fair market value of the Company's stock. The Company provides a matching contribution of 10% of such purchases subject to certain limitations under the Plan. As the Plan is an open market purchase plan, it does not have a dilutive effect.

[4] Shares of restricted stock may be issued under the Director Fee Plan. The maximum number of shares authorized to be issued under the Director Fee Plan is 300,000 shares.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item as to certain relationships and transactions with management and other related parties of the Company is hereby incorporated by reference from the information appearing under the captions "Proposal No. 1 – Election of Directors" and "Certain Transactions" in the Company's definitive proxy statement, which involves the election of directors and is to be filed with the Commission pursuant to the Exchange Act, within 120 days of the end of the Company's fiscal year ended September 30, 2011.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item as to the fees billed and the services provided by the principal accounting firm of the Company is hereby incorporated by reference from the information appearing under the caption "Relationship with Independent Registered Public Accounting Firm" in the Company's definitive proxy statement, which involves the election of directors and is to be filed with the Commission pursuant to the Exchange Act within 120 days of the end of the Company's fiscal year ended September 30, 2011.

# PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

### (a) 1. Financial Statements:

The following items are included in Part II, Item 8:


| | Pages |
|---|---|
| Management's Report to Shareholders | 35 |
| Report of Independent Registered Public Accounting Firm | 36 |
| Consolidated Balance Sheets as of September 30, 2011 and 2010 | 37-38 |
| Consolidated Statements of Income for the years ended September 30, 2011, 2010 and 2009 | 39 |
| Consolidated Statements of Shareholders' Equity for the years ended September 30, 2011, 2010 and 2009 | 40 |
| Consolidated Statements of Cash Flows for the years ended September 30, 2011, 2010 and 2009 | 41 |
| Notes to Consolidated Financial Statements | 42-66 |
| Supplementary Financial Information (unaudited) | 67 |


### 2. Financial Statement Schedules:

Schedule II - Valuation and Qualifying Accounts is included on page 68 in Part II, Item 8 of this Annual Report on Form 10-K.

### 3. Exhibits Filed:

The index to exhibits is on pages 75-76.

### (b) Reports on Form 8-K:

On July 7, 2011, Matthews filed a current report on Form 8-K/A under Item 5 announcing the Company will include a shareholder vote on the compensation of executives in its proxy materials every year.

On July 21, 2011, Matthews filed a current report on Form 8-K under Item 5 in connection with a press release announcing the election of Morgan K. O'Brien and Jerry R. Whitaker to the Board of Directors.

On July 22, 2011, Matthews filed a current report on Form 8-K under Item 2 in connection with a press release announcing its earnings for the third fiscal quarter of 2011.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 22, 2011.

MATTHEWS INTERNATIONAL CORPORATION

(Registrant)

By **/s/ Joseph C. Bartolacci**

Joseph C. Bartolacci
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on November 22, 2011:

**/s/ Joseph C. Bartolacci**

Joseph C. Bartolacci
President and Chief Executive Officer
(Principal Executive Officer)

**/s/ Steven F. Nicola**

Steven F. Nicola
Chief Financial Officer, Secretary
and Treasurer (Principal Financial
and Accounting Officer)

**/s/ John D. Turner**

John D. Turner, Chairman of the Board

**/s/ Robert G. Neubert**

Robert G. Neubert, Director

**/s/ Gregory S. Babe**

Gregory S. Babe, Director

**/s/ Morgan K. O'Brien**

Morgan K. O'Brien, Director

**/s/ Katherine E. Dietze**

Katherine E. Dietze, Director

**/s/ John P. O'Leary, Jr.**

John P. O'Leary, Jr., Director

**/s/ Alvaro Garcia-Tunon**

Alvaro Garcia-Tunon, Director

**/s/ Jerry R. Whitaker**

Jerry R. Whitaker, Director

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES

## EXHIBITS

## INDEX

The following Exhibits to this report are filed herewith or, if marked with an asterisk (*), are incorporated by reference. Exhibits marked with an "a" represent a management contract or compensatory plan, contract or arrangement required to be filed by Item 601(b)(10)(iii) of Regulation S-K.

| Exhibit No. | Description | Prior Filing or Sequential Page Numbers Herein |
|---|---|---|
| 3.1 | Restated Articles of Incorporation* | Exhibit Number 3.1 to Form 10-K for the year ended September 30, 1994 |
| 3.2 | Restated By-laws* | Exhibit Number 99.1 to Form 8-K dated October 18, 2007 |
| 4.1 a | Form of Revised Option Agreement of Repurchase (effective October 1, 1993)* | Exhibit Number 4.5 to Form 10-K for the year ended September 30, 1993 |
| 4.2 | Form of Share Certificate for Class A Common Stock* | Exhibit Number 4.9 to Form 10-K for the year ended September 30, 1994 |
| 10.1 | Revolving Credit Facility* | Exhibit Number 10.1 to Form 8-K dated December 28, 2010 |
| 10.2 a | Supplemental Retirement Plan (as amended through April 23, 2009)* | Exhibit Number 10.5a to Form 10-K for the year ended September 30, 2010 |
| 10.3 a | Officers Retirement Restoration Plan (effective April 23, 2009)* | Exhibit Number 10.6 to Form 10-K for the year ended September 30, 2009 |
| 10.4 a | 1992 Stock Incentive Plan (as amended through April 25, 2006)* | Exhibit Number 10.1 to Form 10-Q for the quarter ended March 31, 2006 |
| 10.5 a | Form of Stock Option Agreement* | Exhibit Number 10.7 to Form 10-K for the year ended September 30, 2008 |
| 10.6 a | Form of Restricted Stock Agreement* | Exhibit Number 10.8 to Form 10-K for the year ended September 30, 2008 |
| 10.7 a | 1994 Director Fee Plan (as amended through November 13, 2008)* | Exhibit Number 10.9 to Form 10-K for the year ended September 30, 2008 |
| 10.8 a | 1994 Employee Stock Purchase Plan* | Exhibit Number 10.2 to Form 10-Q for the quarter ended March 31, 1995 |

| Exhibit No. | Description | Prior Filing or Sequential Page Numbers Herein |
|---|---|---|
| 10.9 a | 2007 Equity Incentive Plan (as amended through September 26, 2008)* | Exhibit Number 10.11 to Form 10-K for the year ended September 30, 2008 |
| 10.10 a | 2010 Incentive Compensation Plan | Exhibit A to 2011 Proxy Statement |
| 10.11 | Sale and Purchase Agreement by and among Mr. Jorg Christian Saueressig, Mr. Karl Wilhelm Saueressig, Mr. Jakob Heinrich Saueressig, Mr. Reinhart Zech Von Hymen and Matthews International Corporation* | Exhibit Number 10.1 to Form 8-K dated May 12, 2008 |
| 10.12 | Sale and Purchase and Transfer Agreement Regarding the Sale and Purchase and Transfer of a Partnership Interest in Saueressig GmbH & Co. KG dated June 2, 2010* | Exhibit Number 10.14 to Form 10-K for the year ended September 30, 2010 |
| 10.13 | Sale and Purchase and Transfer Agreement B Regarding the Sale and Purchase and Transfer of a Partnership Interest in Saueressig GmbH & Co. KG dated March 29, 2011* | Exhibit Number 10.1 to Form 10-Q for the quarter ended March 31, 2011 |
| 14.1 | Form of Code of Ethics Applicable to Executive Management* | Exhibit Number 14.1 to Form 10-K for the year ended September 30, 2004 |
| 21 | Subsidiaries of the Registrant | Filed Herewith |
| 23 | Consent of Independent Registered Public Accounting Firm | Filed Herewith |
| 31.1 | Certification of Principal Executive Officer for Joseph C. Bartolacci | Filed Herewith |
| 31.2 | Certification of Principal Financial Officer for Steven F. Nicola | Filed Herewith |
| 32.1 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Joseph C. Bartolacci | Filed Herewith |
| 32.2 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Steven F. Nicola | Filed Herewith |

Copies of any Exhibits will be furnished to shareholders upon written request. Requests should be directed to Mr. Steven F. Nicola, Chief Financial Officer, Secretary and Treasurer of the Registrant.

## DIRECTORS



**John D. Turner**
Chairman of the Board
Retired Chairman and
Chief Executive Officer,
Copperweld Corporation



**Joseph C. Bartolacci**
President and
Chief Executive Officer



**Gregory S. Babe**
President and
Chief Executive Officer,
Bayer Corporation and
Bayer MaterialScience LLC



**Katherine E. Dietze**
Retired Global Chief
Operating Officer,
Investment Banking Division,
Credit Suisse First Boston



**Alvaro Garcia-Tunon**
Executive Vice President,
Chief Financial Officer
and Secretary,
Wabtec Corporation



**Robert G. Neubert**
Retired Partner,
Ernst & Young LLP



**Morgan K. O'Brien**
President and
Chief Executive Officer,
Peoples Natural Gas
Company LLC



**John P. O'Leary, Jr.**
Retired Senior
Vice President,
SCA North America



**Jerry R. Whitaker**
Retired President
Electrical Sector -
Americas
Eaton Corporation

## OFFICERS & EXECUTIVE MANAGEMENT

**Joseph C. Bartolacci**
President and Chief Executive Officer

**David F. Beck**
Vice President and Controller

**Jennifer A. Ciccone**
Vice President, Human Resources

**Brian J. Dunn**
Group President, Brand Solutions

**Steven D. Gackenbach**
Group President, Memorialization

**Steven F. Nicola**
Chief Financial Officer, Secretary
and Treasurer

**Paul F. Rahill**
President, Cremation Division

**Brian D. Walters**
Vice President and General Counsel




Matthews
INTERNATIONAL

**CORPORATE OFFICE**
Two NorthShore Center
Pittsburgh, PA 15212-5851

Phone: (412) 442-8200
Fax: (412) 442-8290
Internet: www.matw.com